SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005 (October 3, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

FINANCIAL REPORT 2005

Financial Report of Ansell Limited and Controlled Entities - 2005

Please note that the Annual Review 2005 contains the Concise Financial Report of Ansell Limited which is derived from the Financial Report 2005. The Annual Review 2005 does not constitute part of this report.

Both the Annual Review 2005 (containing the Concise Financial Report) and the Financial Report 2005 are available from the Company’s website (www.ansell.com) or upon request. Information on the web site does not constitute part of this report.

Ansell Limited

ACN 004 085 330

678 Victoria Street

Richmond, VIC

Telephone (61 3) 9270 7270

Facsimile (61 3) 9270 7300

Ansell Limited and Controlled Entities

Financial Statements - 30 June 2005

Table of Contents:

Board of Directors

PETER L BARNES, B.COM (HONS), MBA (MELB)

AGE 62. RESIDES SYDNEY.

Appointed Non-executive Director in October 2001 and Chairman in August 2005. Chairman of the Nomination, Remuneration and Evaluation Committee and member of the Audit Committee.

Peter Barnes is a Director of News Corporation and Metcash Limited and is Chairman of Samuel Smith & Son Pty Limited.

Peter Barnes brings to the Board experience in finance, marketing and general management in the international arena. His background includes a long career with Philip Morris International Inc. where he held several senior management positions in Australia and overseas, including Managing Director, Lindeman Holdings Ltd, and President, Asia Region, based in Hong Kong.

The Board considers Peter Barnes to be an independent Director.

DOUGLAS D TOUGH, MBA, BBA

AGE 56. RESIDES NEW JERSEY, USA.

Managing Director and Chief Executive Officer since 1 July 2004.

Prior to joining Ansell, Mr Tough spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, including President and Chief Executive Officer of its largest division worldwide, Dr Pepper/Seven Up, North America.

Mr Tough has also had 12 years’ experience with Procter & Gamble in various sales and marketing assignments. He holds an MBA from the University of Western Ontario, Canada, and a BBA from the University of Kentucky, USA.

As an Executive Director, Douglas Tough is not independent.

GLENN L L BARNES, B.AG. SCI (MELB), CPM, FAMI, FAIM, FAICD, FAIBF, FRSA

AGE 58. RESIDES MELBOURNE.

Appointed Non-executive Director in September 2005.

Glenn Barnes is Chairman of Baycorp Advantage Limited and a Director of Lion Nathan Limited. He also serves as Chairman, Director and council member of a number of not-for-profit and private interest organisations. He was formerly a Director of Repco Corporation Limited, National Foods Limited and Banksia Wines Limited.

Glenn Barnes commenced his management career with Unilever Limited and has been involved in banking and financial services for over 30 years in Australia and internationally, including the UK and USA. Since retiring from executive roles in 2002, Mr Barnes has focused on governance and consulting.

The Board considers Glenn Barnes to be an independent Director.

RONALD J S BELL, BA (STRATHCLYDE)

AGE 55. RESIDES GLOUCESTERSHIRE, UK.

Appointed Non-executive Director in August 2005. Member of the Nomination, Remuneration and Evaluation Committee.

Mr Bell is a Director of Gallaher Group Plc and Northern Foods Plc and is Chairman of the Milk Link Co-Operative. Mr Bell is an experienced international consumer industry executive with a background of over 30 years in highly competitive global branded products. He is a former President of Kraft Foods, Europe and served as Executive Vice President of Kraft Foods Inc.

Mr Bell brings to the Board broad general management and marketing skills particularly in the European and North American markets.

The Board considers Ronald Bell to be an independent Director.

L DALE CRANDALL, MBA UC BERKELEY, CPA

AGE 64. RESIDES SAN FRANCISCO, USA.

Appointed Non-executive Director in November 2002. Chairman of the Audit Committee.

Mr Crandall is a Director of Union Bank of California, Covad Communications Group, BEA Systems Inc. and Coventry Health Care Inc. He is also a Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the USA.

The Board considers Dale Crandall to be an independent Director.

HERBERT J ELLIOTT, AC, MBE, MA (CANTAB)

AGE 67. RESIDES PERTH.

Appointed Non-executive Director in February 2001. Member of the Audit and Nomination, Remuneration and Evaluation Committees.

Mr Elliott was appointed Deputy Chairman of Fortescue Metals Group Limited in May 2005, having served as a Director of that company since October 2003. He is Chairman of the Telstra Foundation Limited and a member of the Board of Athletics Australia.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for Puma, the sporting goods company.

The Board considers Herb Elliott to be an independent Director.

MICHAEL J MCCONNELL, AB, MBA (HONS) VIRGINIA

AGE 39. RESIDES LOS ANGELES, USA.

Appointed Non-executive Director in April 2004. A member of the Nomination, Remuneration and Evaluation Committee until September 2005.

Mr McConnell is Managing Director of Shamrock Capital Advisors Inc. and Chairman of Shamrock’s Investment Committee. He serves as a Director of Neo Technology Ventures and La Canada Educational Foundation. He is a former Director of Nuplex Industries Limited and Force Corporation.

Mr McConnell has an investment banking background having served with Kidder Peabody and Merrill Lynch.

The Board considers that Michael McConnell is not an independent Director.

STANLEY P GOLD, AB, JD

(ALTERNATE TO MR MCCONNELL)

AGE 63. RESIDES LOS ANGELES, USA.

Non-executive Director from October 2001 to April 2004.

Mr Gold is President and Chief Executive Officer of Shamrock Holdings Inc., President of Shamrock Capital Advisors Inc., Chairman of Tadiran Communications Ltd, a Director of Trefoil International III SPRL and a former Director of the Walt Disney Company.

Mr Gold is a former Managing Partner of a prominent Los Angeles law firm and has specialised in corporate acquisitions, sales and financing. He has served as President and Chairman of a number of companies in the USA and Israel.

The Board considers that Stanley Gold is not an independent Director.

DR EDWARD D TWEDDELL, BSC, MBBS (HONS), FRACGP, FAICD

Chairman and Non-executive Director from October 2001 until his death in August 2005.

Corporate Governance

INTRODUCTION

The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Listing Rules of the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company’s Constitution.

The Board regularly reviews and updates its corporate governance policies to ensure that the Company’s policies remain in accordance with best practice. The Board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance ‘best practice’.

The Board has for some time satisfied the recommendations of the ASX Corporate Governance Council and has incorporated its provisions in its periodic review of corporate governance practices.

The corporate governance section of the Company’s website, www.ansell.com, contains various material relating to corporate governance, including the Board Charter, Committee Charters, Code of Conduct, Social Accountability Policy, core policies regarding dealing in securities and disclosures, and other information.

BOARD RESPONSIBILITIES

The Board has ultimate responsibility for setting policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders. The Board is accountable to shareholders for the performance of the Group.

The Board has the following responsibilities and functions, namely, to:

•	review and approve corporate strategies, budgets, plans and policies developed by management and evaluate performance of the Group against those strategies and plans in order to:

(i)	monitor the performance of functions delegated to the executive team including the progress of major capital expenditures, share buy-backs, acquisitions, divestitures and strategic commitments; and

(ii)	assess the suitability of the Company’s overall strategies, business plans and resource allocation;

•	appoint a Chief Executive Officer for the ongoing management of the business and its strategies;

•	regularly evaluate the performance of the Chief Executive Officer and senior management and ensure appropriate executive succession planning is conducted;

•	monitor financial and business results (including the audit process) to understand at all times the financial position of the Group;

•	ensure regulatory compliance and maintain adequate risk management processes;

•	report to shareholders; and

•	implement a culture of compliance with the highest legal and ethical standards and business practices.

In carrying out its duties, the Board meets formally at least five times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

It is also the Company’s practice for Directors to visit some of the Company’s facilities in each year. During the 2005 financial year, Board meetings were held in conjunction with a visit to Ansell facilities in North America.

The Board delegates management of the Company’s resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

RISK MANAGEMENT

Ansell places a high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

•	a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and

•	a process to identify and measure business risk.

The Company also has in place a system of internal controls for the identification and management of financial risk including a system of internal sign-offs to ensure the Company is in compliance with its legal obligations, including those which arise under the US Sarbanes-Oxley Act and the Corporations Act. In accordance with this system of internal sign-offs, the Chief Executive Officer and Chief Financial Officer have provided assurances to the Board that, having made appropriate enquiries, they have formed the opinion that:

•	the financial records of the Company and its controlled entities are maintained in accordance with the Corporations Act;

•	the Financial Report for the year ended 30 June 2005 has been prepared in accordance with the relevant accounting standards and gives a true and fair view, in all material respects, of the financial position and performance of the Company and its controlled entities; and

•	the risk management and internal compliance and control systems of the Company and its controlled entities are, in all material respects:

•	consistent with the policies adopted by the Board; and

•	operating effectively and efficiently.

CODE OF CONDUCT

The Company is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct consisting of both a Statement of Guiding Principles and Policies on Business Conduct, which aim to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on guiding principles whereby the Company:

•	strives to uphold high ethical standards in all corporate activities;

•	is committed to competing lawfully, fairly and ethically in the marketplace, consistent with its aim of providing quality products to its customers;

•	is committed to pursuing sound growth and earnings goals, by operating in the best interests of the Company and shareholders;

•	strives to treat all employees and applicants with fairness, honesty and respect;

•	expects all employees to work together for the common good and to avoid placing themselves in a position that is in conflict with the interests of the Company;

•	is committed to good corporate citizenship and participating actively in and improving the communities in which the

•	Company does business; and

•	expects all employees to conduct themselves in accordance with the guiding principles.

It is the Company’s policy to comply with the letter and spirit of all applicable laws, including those relating to employment, discrimination, health, safety, medical devices, consumer protection, privacy, intellectual property, antitrust, securities and the environment. The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group. No Director, officer, executive or manager of Ansell has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

The Code of Conduct also sets out the Company’s policies in respect of ethical issues such as conflicts of interest, social accountability and fair dealing. In addition, the Company has developed specific policies in relation to several of the matters covered in the Code of Conduct. These policies, along with the Code of Conduct, are publicly available on the Company’s website, www.ansell.com.

The Company’s ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. In keeping with the Company’s commitment to a strong culture of ethics, a computer-based Code of Conduct training program was introduced during the year and implemented across the organisation globally. Employees and Directors are required to participate in the compliance training programs to ensure that they remain up to date regarding relevant legal and industry developments. Assistance is also available to clarify whether particular laws apply and how they may be interpreted.

BOARD COMPOSITION

The Board’s policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company’s Constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition. Details of the skills, experience and expertise of each Director are set out on page 4.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman.

The Board has adopted the definition of independence set out in the IFSA Blue Book (December 2002).* The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the Company.

The Company currently has seven Directors, one of whom is an Executive Director (the Chief Executive Officer who is also the Managing Director). Five of the Non-executive Directors, including the Chairman, are considered to be ‘independent’.

The Board considers that, in addition to the Managing Director, Mr M J McConnell is not independent by virtue of his position as an officer of Shamrock Capital Advisors Inc., a related body corporate of Shamrock Holdings of California Inc., which had been a substantial shareholder until 22 October 2004. As previously announced, Mr McConnell will retire at the conclusion of the 2005 Annual General Meeting.

Mr S P Gold, an alternate Director to Mr McConnell, also does not meet the Board’s definition of independence due to his financial interest in Trefoil International III L.P., a related body corporate of Shamrock Holdings Inc.

Any Director can seek independent professional advice at the Company’s expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

BOARD REVIEW AND ELECTION PROCESSES

The Board periodically conducts a formal review of its performance. Such reviews include:

•	comparing Board performance against agreed external benchmarks;

•	assessment and consideration of the effectiveness and composition of the Board;

•	an assessment of the performance of the Chief Executive Officer and Managing Director by the Non-executive Directors;

•	assessing whether corporate governance principles are appropriate and reflect ‘good practice’ (by way of self-assessment using a structured approach); and

•	assessing whether the expectations of differing shareholder groups have been met.

New Directors are nominated by the Board, as described below, and then stand for election at the next Annual General Meeting in order to be confirmed in office. The criteria for considering new candidates for the Board are set by the Nomination, Remuneration and Evaluation Committee. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

APPOINTMENT TERMS

In order to ensure that the composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board and advise the Nomination, Remuneration and Evaluation Committee, prior to accepting a position as a non-executive director of another company.

*	Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

Corporate Governance continued

REMUNERATION

Full details of the remuneration paid to Non-executive and Executive Directors are set out in the Remuneration Report on pages 9 to 16.

DEALING IN SHARES

The Company has adopted a policy on dealing in Ansell shares by Directors and employees generally which is publicly available on the Company’s website, www.ansell.com.

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the period immediately following any price-sensitive announcements, including the half-year and full year results and the Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman. The relevant interests of each Director in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1	2
P L Barnes	13,024
G L L Barnes	5,000
R J S Bell	116
L D Crandall	9,174
H J Elliott	10,032
M J McConnell	6,314
D D Tough	20,000	640,041
S P Gold (alternate to M J McConnell)	—

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.

2.	Beneficial, Executive Share Options (525,000) and Performance Share Rights (PSRs) (115,041). These were granted upon Mr Tough’s appointment in May 2004. Full details in relation to the Options and PSRs are set out on pages 13 to 15.

CONFLICT OF INTEREST

In order to ensure that any ‘interests’ of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue or vote in respect of the matter at the meeting where the matter is considered.

BOARD COMMITTEES

The Board has established two standing Committees, being the:

•	Audit Committee; and

•	Nomination, Remuneration and Evaluation Committee.

The Board periodically reviews the charter of each Committee. These charters are publicly available on the Company’s website, www.ansell.com.

The Board also delegates specific functions to ad hoc Committees of Directors on an ‘as needs’ basis. The powers delegated to these Committees are set out in Board resolutions.

Senior executives attend Board and Committee meetings by invitation whenever particular matters arise that require management presentations or participation.

AUDIT COMMITTEE

The members of the Audit Committee during the year were all ‘independent’ Non-executive Directors and comprised:

•	L D Crandall (Chair from 9 August 2005);

•	P L Barnes (Chair until 8 August 2005); and

•	H J Elliott.

Members of the Audit Committee are financially literate and the Board is of the opinion that the members of the Committee possess sufficient financial expertise and knowledge of the industry in which the Company operates. Details of the qualifications of the Audit Committee members are set out on page 4.

The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangements, both internal and external. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company’s internal and external auditors, reviews the scope of their activities, reviews the external auditor’s remuneration and independence, and advises the Board on its remuneration, appointment and removal. It is Board policy that the lead external audit partner and review partner are each rotated periodically. The Board has adopted a policy in relation to the provision of non-audit services by the Company’s external auditor that is based on the principle that work that may detract from the external auditor’s independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor. Details of the amounts paid to the external auditor for non-audit services performed during the year are set out in the Report of the Directors on page 19. The Company’s external auditor has also confirmed its independence to the Directors in accordance with applicable laws and standards as set out in the Report of the Directors.

The Committee also reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported.

The Chief Executive Officer, Chief Financial Officer, Group Chief Accountant, Director – Internal Audit, other relevant Company officers (as required) and the principal external audit partner participate in meetings of the Committee.

NOMINATION, REMUNERATION AND EVALUATION COMMITTEE

The members of the Nomination, Remuneration and Evaluation Committee during the year and at the date of this Report were all Non-executive Directors and comprised:

•	P L Barnes (Chair from 9 August 2005);

•	Dr E D Tweddell (Chair until 4 August 2005);

•	R J S Bell (from 9 August 2005);

•	M J McConnell (until 5 September 2005); and

•	H J Elliott (from 5 September 2005),

all of whom, with the exception of Mr McConnell, are ‘independent’ Non-executive Directors.

This Committee’s charter provides for it to periodically review the structure and performance of the Board, Board committees and individual Directors, and to recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include a candidate’s personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board’s program.

The Committee also considers matters such as succession and senior executive remuneration policy, including short- and long-term incentive plans and the Company’s recruitment, retention and termination policies, and advises the Board accordingly. The Committee makes recommendations to the Board regarding the specific remuneration of the Chief Executive Officer (including base pay, incentive payments, equity awards, retirement rights and service contracts). The remuneration of Non-executive Directors is a matter that is determined by the Board, although the Committee may request management or external consultants to provide necessary information upon which the Board may make its determination. The Committee has available to it the services of independent professional advisers to assist in the search for high-calibre people at all levels and ensure that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

DISCLOSURE TO INVESTORS

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime. The Company’s Continuous Disclosure Policy is available on its website, www.ansell.com.

In addition to the Company’s obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases, and other investor relations publications on its website.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group’s strategy and goals. The external auditor attends the Annual General Meeting to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2005

	BOARD		AUDIT		NOMINATION, REMUNERATION AND EVALUATION
	HELD	ATTD	HELD	ATTD	HELD	ATTD
E D Tweddell	7	7			4	4
P L Barnes	7	6	4	4	4	4
L D Crandall	7	7	4	4
H J Elliott	7	7	4	4
M J McConnell	7	7			4	4
D D Tough	7	7

Held – Indicates the number of meetings held while each Director was in office.

Attd – Indicates the number of meetings attended during the period that each Director was in office.

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr L D Crandall was convened on 10 August 2004 in relation to the review and lodgement of the 2004 Full Year Results announcement. A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 31 August 2004 in relation to the signing of the accounts for the year ended 30 June 2004. Meetings of special Board Committees comprising Dr E D Tweddell and Mr D D Tough, and Dr Tweddell and Messrs P L Barnes and D D Tough, were convened on 5 October 2004 and 9 November 2004, respectively, in relation to the Company’s off-market share buy-back program. A special Board Committee comprising Dr E D Tweddell and Mr D D Tough was convened on 9 February 2005 in relation to the review and lodgement of the Half-Year Results announcement, Reports and financial statements for the six months ended 31 December 2004.

Remuneration Report

The Directors of Ansell Limited present the Remuneration Report prepared in accordance with section 300A of the Corporations Act for the Company and the consolidated entity for the year ended 30 June 2005. This Report forms part of the Report of the Directors.

TABLE 1 – OVERVIEW OF ELEMENTS OF REMUNERATION

	ELEMENTS OF REMUNERATION	DIRECTORS		SPECIFIED EXECUTIVES	DISCUSSION IN REMUNERATION REPORT (PAGE)
		NON-EXECUTIVE	EXECUTIVE
Fixed remuneration	Fees	✓	X	X	10
	Salary	X	✓	✓	12
	Superannuation	✓	✓	✓	10
					16
	Other benefits	X	✓	✓	16
At-risk remuneration	Annual cash bonus	X	✓	✓	13
	Stock Incentive Plan	X	✓	✓	13
Post-employment	Notice periods and termination payments	X	✓	✓	16

Details of the Company’s remuneration strategy for the 2005 financial year are set out on the following pages of this Report. In summary:

Non-executive Directors

•	The fees paid are set at levels which reflect the responsibilities of Directors and the time commitments required to properly discharge their duties. The fees paid to Non-executive Directors are not linked to the performance of the Company in order to maintain their independence and impartiality.

•	The Non-executive Directors’ Share Plan is a facility requiring Directors to buy shares on the ASX at market value out of their after-tax fees.

•	It has no incentive component.

Managing Director and Senior Executives

•	Remuneration for the executive team is set to attract, retain, motivate and reward appropriately qualified and experienced senior executives.

•	Executive remuneration comprises both fixed and performance related components, and is tailored to reflect market conditions at each job and seniority level applicable in the countries in which the executives are located.

This Report is signed in accordance with a resolution of the Nomination, Remuneration and Evaluation Committee at its meeting on 16 September 2005.

Peter L Barnes
Chairman of Nomination, Remuneration and Evaluation Committee

SECTION 1

NON-EXECUTIVE DIRECTORS’ REMUNERATION

A.	POLICY

Non-executive Director remuneration is not linked to performance to maintain independence and impartiality.

DIRECTORS’ FEES

Non-executive Directors’ fees, including committee fees, are set by the Board within the maximum annual aggregate amount of $750,000, which was approved by shareholders in 1989. The fees paid to Directors are set at levels which reflect both the responsibilities of, and the time commitments required from, each Director to discharge their duties. The remuneration of the Non-executive Directors is not linked to the performance of the Company in order to maintain their independence and impartiality. In setting fee levels, the Nomination, Remuneration and Evaluation Committee, which makes recommendations to the Board, takes into account:

•	the Company’s existing remuneration policies;

•	fees paid by comparable benchmark companies;

•	independent advice from Remuneration consultants and other external advisers;

•	the time commitment expected of Directors and the risks connected with discharging the duties attaching to the role of director; and

•	the level of remuneration necessary to attract and retain suitable Directors.

Details of the membership of the Nomination, Remuneration and Evaluation Committee and its responsibilities are set out on page 8 of the Corporate Governance Statement.

Until 30 June 2005, Non-executive Directors received a fee of $75,000 per annum in relation to their services as a Director. The Chairman, taking into account the greater time commitment required, received a fee of $225,000 per annum. In addition, Directors participating on the Board’s committees received an additional fee of $7,500 per annum. The Chairs of those committees received a fee of $9,375 per annum. Superannuation contributions are also made on behalf of the Non-executive Directors at a rate of 9% of gross fees to satisfy the Company’s statutory superannuation obligations.

In accordance with rule 35 of the Constitution, Non-executive Directors are also permitted to be paid additional fees for special duties or exertions. Such fees are not included in the aggregate remuneration cap approved by shareholders. No such fees were paid during the year. Directors are also entitled to be reimbursed for all business related expenses, including travel, as may be incurred in the discharge of their duties.

The Board periodically reviews its approach to Non-executive Director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance.

Consequent upon a review by the Nomination, Remuneration and Evaluation Committee after it had taken independent advice, the Board approved and implemented an adjustment to fees subsequent to 30 June 2005. Board fees for Non-executive Directors were increased to $82,500 per annum, however the fee for the new Chairman was reset at $206,250 per annum to be comparable with a relevant peer group. Board committee fees were increased to $8,250 per annum and the Chairs’ fees increased to $16,500 per annum for the Audit Committee and $10,312 per annum for the Nomination, Remuneration and Evaluation Committee.

NON-EXECUTIVE DIRECTORS’ SHARE PLAN

In recognising that ownership of Company shares aligns Directors’ interests with those of shareholders, the Company has adopted a Non-executive Directors’ Share Plan. Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms).

Under the terms of the Plan, a copy of which is available on the Company’s website at www.ansell.com, Non-executive Directors are required to reinvest a minimum of 10% of their gross annual fees in acquiring shares in the Company until their shareholding is equal to at least one year’s fees. The Plan rules permit Non-executive Directors to elect to apply up to 100% of their fees towards acquiring shares. The fees contributed by the Non-executive Directors are used to purchase shares on the ASX at the prevailing market price. These shares are subject to a restriction on dealing until each Director ceases to hold office and are held in the name of the Director during the restriction period.

The Non-executive Directors’ Share Plan is not a performance-based share plan, nor is it intended as an incentive component of Non-executive Director remuneration.

Details of securities acquired on the ASX on behalf of Non-executive Directors pursuant to the Ansell Non-executive Directors’ Share Plan at prevailing market prices during the financial year are set out below in accordance with ASX Listing Rule 10.15A.

TABLE 2 – SECURITIES ACQUIRED BY NON-EXECUTIVE DIRECTORS PURSUANT TO THE NON-EXECUTIVE DIRECTORS’ SHARE PLAN (UNAUDITED)

DIRECTOR	NUMBER OF SHARES ACQUIRED	DATE OF ACQUISITION	ACQUISITION PRICE
P L Barnes	262 246 222 224	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14

L D Crandall	234 221 199 201	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14

H J Elliott	235 220 199 201	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14

M J McConnell	1,557 1,460 1,327 1,334	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14

Dr E D Tweddell	670 629 570 575	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14

RETIREMENT BENEFITS

Consistent with best practice, the Company does not pay Non-executive Director retirement benefits in addition to statutorily prescribed superannuation contributions.

Remuneration Report continued

B.	REMUNERATION

Details of Non-executive Directors’ remuneration for the 2005 financial year are set out in the following table.

TABLE 3 – REMUNERATION OF NON-EXECUTIVE DIRECTORS

	PRIMARY		POST EMPLOYMENT	TOTAL
	FEES $	NON-MONETARY BENEFITS(1) $	SUPERANNUATION CONTRIBUTIONS(2) $	$
P L Barnes	91,875	1,287	8,269	101,431
L D Crandall	82,500	17,690	7,425	107,615
H J Elliott	82,500		7,425	89,925
M J McConnell	82,500	16,034	7,425	105,959
E D Tweddell	234,375	1,044	21,094	256,513

(1)	Includes spouse travel incurred in accompanying the Director while on Company business.

(2)	Contributions are made on a notional basis upon the advice of the Trustee, as the Company’s superannuation fund is currently in surplus.

The total remuneration for all Directors for the 2005 and 2004 financial years is detailed in Note 29 to the financial statements.

SECTION 2

EXECUTIVE DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

The names of the Specified Director and Specified Executives (including a former executive) referred to in this Report are listed below. This group of executives also incorporates the five highest remunerated executives.

•	Douglas D Tough – Managing Director & Chief Executive Officer

•	Phil W Corke – Senior Vice President, Human Resources and Communications

•	Werner Heintz – Senior Vice President & Regional Director, Europe, Middle East and Africa

•	Rustom F Jilla – Senior Vice President & Chief Financial Officer

•	William Reed – Senior Vice President & Regional Director, Americas

•	William G Reilly – Senior Vice President & General Counsel

•	Peter Soszyn – formerly Senior Vice President & Chief Information Officer

Each of the executives mentioned above, except for Mr Soszyn who has ceased employment, and Mr Heintz, are located at the Company’s operational headquarters in Red Bank, New Jersey, USA. Mr Heintz is located at the Company’s European regional office in Belgium. Their remuneration is determined by reference to the local employment market and conditions, and they are paid in local currency.

A.	POLICY

To link management rewards to the creation of value for shareholders.

The Nomination, Remuneration and Evaluation Committee of the Board has recommended, and the Board has adopted, a policy that ensures remuneration will:

(a)	align management rewards with the creation of value for shareholders in order to create a common interest between executives and shareholders;

(b)	support the short- and long-term objectives of the Company as set out in the strategic business plans endorsed by the Board; and

(c)	be competitive in the markets in which the Company operates in order to attract, motivate and retain high calibre executives.

The policy recognises that it is necessary for remuneration packages of senior executives (including Executive Directors and the Company Secretary) to include both a fixed component and an incentive or performance related component. Accordingly, the Board aims to achieve a balance between fixed and performance related components of remuneration that reflect market conditions at each job and seniority level.

In general, between 50% and 70% of the total remuneration packages for Executive Directors and senior management is performance based.

B.	REMUNERATION AND COMPANY PERFORMANCE

The graph below shows the Ansell Healthcare segment earnings before interest, tax and amortisation (Segment EBITA) and, in addition, the Ansell Limited profit attributable to shareholders (Profit Attributable). Segment EBITA has been the central performance target for the Company’s incentive plans for executives for the past three years. Profit Attributable, while recognising it has been affected by legacy issues carried over from the previous Pacific Dunlop structure, such as the write-down in 2005 of our investment in South Pacific Tyres (SPT), is also an important measure for our shareholders.

The graph demonstrates that Ansell management has made significant progress in rebuilding and refocusing the Company since 2001. In accordance with the commitments made to shareholders in 2002, Segment EBITA has seen compound growth in excess of 10% per annum for the period 2001 to 2005.

Profit Attributable, having recovered from the Pacific Dunlop era losses of 2001 and 2002 (which were mostly related to the sale of non-core businesses) saw substantial improvement in 2003 and 2004 following the rebirth of the Company as Ansell Limited, before a non-cash write-off of the Company’s investment in SPT resulted in 2005 falling away. It should be noted, however, that pre-SPT write-down Profit Attributable in 2005 was 29.1% above that of 2004.

These solid results have provided the basis for strong growth in the Company’s share price, which increased 30% in the year ended 30 June 2005.

The table below shows the dividends paid and share buy-backs over the past five years. Both share buy-backs and dividends had been suspended by the former Pacific Dunlop after 2001. Based, however, on the Company’s financial strength and operating performance, both share buy-backs and dividends were reintroduced in 2003.

With the exception of the 2005 partially franked interim dividend, dividends paid are unfranked as the Company has no franking credits (because the vast majority of its earnings come from outside Australia). The Company has also, as part of its balanced capital management strategy, conducted a series of substantial on- and off-market buy-backs. This has reduced the number of shares on issue and has had a positive effect on both earnings per share and the share price (as shown in the graphs below).

Dividends and Share Buy-Backs (2001-2005)

Note: The dividends have been allocated to the year they related to, not the year they were paid in.

Note: Earnings per share in 2005 were $0.55 prior to the write-down of the investment in South Pacific Tyres.

C.	COMPONENTS OF REMUNERATION

I. FIXED REMUNERATION

The terms of employment for all executive management contain a fixed remuneration component, which is expressed in local currency. This fixed component is set at the mid point of the market rate for a comparable role by reference to appropriate benchmark information and having regard to an individual’s responsibilities, performance, qualifications, experience and location. Executive management salaries are also benchmarked against global salary and grade data supplied by Watson Wyatt, and internal equity is monitored using a global broad band grading system.

Fixed remuneration includes contributions to superannuation and pension plans in accordance with relevant legislation or as contractually required.

Remuneration Report continued

II. AT-RISK REMUNERATION

Annual Cash Incentive

The annual short-term incentive program (STI) is a cash-based plan that involves linking specific targets (predominantly financial) with the opportunity to earn incentives based on a percentage of fixed salary. In relation to members of the senior executive team, this generally comprises an amount equal to between 30% and 45% (75% for the CEO) of their fixed annual remuneration for target performance and up to an amount equal to between 60% and 90% (150% for the CEO) of their fixed annual remuneration for performance that is well in excess of target performance.

In general, the performance measures for 2005 were based on annual growth in sales and Segment EBITA, weighted equally. The Board considers these performance measures to be appropriate in respect to delivering profitable growth for the organisation and improving shareholder return. Executives have a clear line of sight to the targets and are able to affect results through their actions.

While also a performance measure for the long-term incentive plan, Segment EBITA was adopted as one of the performance measures for the STI to ensure that the executive team was continually focused on achievement of the 10% year-on-year improvement in profitability required in order for the Company to deliver, by the end of the 2005 financial year, the long-term commitment of 50% cumulative improvement in Segment EBITA made to shareholders in 2002.

The hurdles for the STI in the 2005 financial year were set so that achievement of the internal business plan sales and Segment EBITA objectives would result in 100% of the award being earned. Additional incentive payments would be made for performance exceeding target objectives. Incentives would start to be earned at 50% of the target level once performance measures exceeded levels achieved in the preceding financial year.

Performance against these objectives was determined and incentives paid following the completion of the audit of the financial accounts. In general, the performance measures attaching to the STI were satisfied beyond the target level by 26.4%. Specific information relating to the percentage of the STI payable and the percentage of the awards at target level that was not achieved for the Managing Director and the senior executives of the Group are set out in the table below:

TABLE 4 – CASH INCENTIVE PAYMENTS MADE TO SPECIFIED DIRECTOR AND EXECUTIVES PURSUANT TO THE COMPANY’S STI PLAN

(UNAUDITED)

	PERCENTAGE OF TARGET AWARD ACHIEVED(1)		PERCENTAGE OF TARGET AWARD NOT ACHIEVED	MAXIMUM TOTAL VALUE OF AWARD AT TARGET LEVEL
D D Tough	110.1%		Nil	US$	487,500
P W Corke	126.4%		Nil	US$	108,000
R F Jilla	126.4%		Nil	US$	157,500
W Reed	80.6%		19.4%	US$	119,250
W G Reilly	126.4%		Nil	US$	110,250
P Soszyn	126.4	%(2)	Nil	US$	67,860
W Heintz	58.8%		41.2%		€136,350

(1)	Target award is the level at which achievement of the performance measures would result in 100% of the incentive being earned. Achievement of above-target performance measures resulted in above-target payments. The actual amounts paid in relation to performance during the year are set out in Table 7 on page 16.

(2)	Award pro-rated for period of service during the year.

The STI performance measures for the 2006 financial year will, in general, be based on a mix of improvement in sales revenues, Segment EBITA, manufacturing profitability and Profit Attributable, with the proportions applicable to each component determined according to the respective executive’s level and area of responsibility.

Stock Incentive Plan

The Company’s long-term incentive (LTI) arrangements are designed to link executive reward through the grant of equity securities with the key performance drivers which underpin sustainable growth in shareholder value, which comprises both share price and returns to shareholders.

Participation in the Company’s Stock Incentive Plan (the Plan) is only offered to executives who are able or have the potential to influence the generation of shareholder wealth and thus have a direct impact on the Company’s performance against the relevant performance hurdles. In general, these executives are offered a grant under the Plan which is designed to be the equivalent of approximately 30% of their total remuneration (on an annualised basis).

The Plan provides for senior executives to be granted:

•	performance share rights (PSRs); or

•	options.

Participants in the Plan are granted PSRs that vest in three annual tranches. PSRs vest immediately upon satisfaction of the performance conditions applicable to the performance period. One fully-paid ordinary share is allocated to the holder of a PSR automatically upon that PSR vesting, at no cost to the executive.

The Chief Executive Officer (current and prior) and Chief Financial Officer were granted options under the Plan upon joining the Company. The options were granted at no cost to the participants and vest upon satisfaction of the performance conditions. Vested options may be exercised at a price based on the average of the Company’s share price on the five days preceding the date of grant. The relevant exercise price is $7.40 for the Chief Executive Officer and $6.97 for the Chief Financial Officer. Vested options may not be exercised until 12 months after the date of vesting. Options, if not exercised, will lapse on the tenth anniversary of their issue.

Any PSRs or options that do not vest in a financial year will be added to the PSRs or options otherwise available in the next vesting year and tested against the performance condition applicable to that subsequent year. However, any PSRs or options that have not vested within three years of being granted may not be carried forward, and will lapse.

Participants are entitled to vote their shares and to receive any dividend, bonus issue, return of capital or other distribution made in respect of their shares from the date of allocation of the shares following vesting of the PSRs.

In general, executives are permitted to sell shares allocated on vesting of PSRs to the extent necessary to provide sufficient cash to meet any taxation liabilities arising from the grant or vesting, plus 50% of the balance of the shares from that tranche. The remainder of the shares from that tranche may not be sold within 12 months of their allotment.

Performance measures applicable to the Stock Incentive Plan

In relation to the 2005 financial year, the performance measure applicable to PSRs and options previously granted was for the Segment EBITA for the Ansell Healthcare business to meet or exceed US$115 million. This measure reflected the commitment in relation to the 2005 financial year that was made to shareholders in 2002. It applied equally to all participating management team members, was met and all PSRs and relevant options vested.

The Board is of the view that the achievement of that commitment is directly linked to the creation of shareholder value, as evidenced by the increase in the Company’s share price.

Options/PSRs granted and on issue

As part of its remuneration strategy the Company granted PSRs during the year to the executives as set out below. No grants of options were made.

TABLE 5 – EQUITY GRANTS MADE TO SPECIFIED DIRECTOR AND EXECUTIVES

	NUMBER OF PSRs GRANTED DURING THE YEAR(1)(2)		FUTURE FINANCIAL YEARS THAT GRANT MAY VEST(3)	MAXIMUM TOTAL VALUE OF GRANT(4) ($ PER TRANCHE)
D D Tough	Nil	(5)
P W Corke	20,000		2006 2007 2008	US$ US$ US$	38,756 38,001 37,240
R F Jilla	50,000		2006 2007 2008	US$ US$ US$	96,897 95,000 93,098
W Reed	25,000		2006 2007 2008	US$ US$ US$	48,448 47,497 46,552
W G Reilly	20,000		2006 2007 2008	US$ US$ US$	38,756 38,001 37,240
W Heintz	25,000		2006 2007 2008	€ € €	39,497 38,722 37,951

(1)	Equity grants comprise awards of Performance Share Rights (PSRs) made on 8 August 2004 in accordance with a resolution of the Nomination, Remuneration and Evaluation Committee.

(2)	As all PSRs are subject to performance conditions to be tested in future financial periods, no part of the grants awarded during the 2005 financial year vested during that year.

(3)	The grants made to the executives during the year constituted 100% of the grants available for the year. As the PSRs only vest on satisfaction of the performance conditions, none of the PSRs detailed above were forfeited during the year.

(4)	The values per PSR were calculated as $7.64, $7.49 and $7.34 for the tranches that may vest in 2006, 2007 and 2008, respectively. The values were calculated using a binomial valuation model. The assumptions used in the calculation of these values are set out in Note 26 to the financial statements. The minimum total value of the grant, if the applicable performance conditions are not met, is nil in all cases.

(5)	D D Tough received a grant of options and PSRs upon joining the Company in May 2004. In accordance with his employment agreement he will not receive a further grant before May 2006.

Remuneration Report continued

The following table sets out details of the movement in options and PSRs on issue and the number of shares held subject to options and PSRs during the reporting period, as well as the number of options and PSRs that have vested as at the date of this Report and the number of options that have been exercised or are exercisable.

TABLE 6 – MOVEMENT IN OPTIONS AND PSRs ON ISSUE

	HELD AT 1 JULY 2004	GRANTED DURING THE YEAR(1)	OPTIONS EXERCISED/ PSRs VESTED DURING THE YEAR(2)	LAPSED/ FORFEITED(3)	HELD AT 30 JUNE 2005	VESTED AT THE DATE OF THIS REPORT		TOTAL VESTED
						OPTIONS VESTED AND EXERCISABLE/ PSRs VESTED(4)	NOT YET EXERCISABLE(5)
OPTIONS
D D Tough	525,000				525,000		122,358	122,358
R F Jilla	300,000				300,000	200,000	100,000	300,000
PSRs
D D Tough	150,000				150,000	34,959
P W Corke	31,667	20,000	13,333		38,334	20,000
W Heintz	46,667	25,000	18,333		53,334	26,667
R F Jilla	50,000	50,000	16,666		83,334	33,333
W Reed	45,000	25,000	18,333		51,667	26,666
W G Reilly	31,667	20,000	13,333		38,334	20,000
P Soszyn	31,667	—	13,333	9,444	8,890	8,890

TOTAL – SPECIFIED DIRECTORS AND EXECUTIVES

Options	825,000	Nil	Nil	Nil	825,000	200,000	222,358	422,358
PSRs	386,668	140,000	93,331	9,444	423,893	170,515

AGGREGATE VALUE OF MOVEMENT IN OPTIONS/PSRs

Options		Nil	Nil	Nil
PSRs		$1,048,598	$726,115	Nil

(1)	The maximum total value of the PSRs granted during the year is set out in Table 5 above.

(2)	The value of each PSR on the date of vesting was $7.78 being the closing market price of Ansell Limited shares on ASX on the preceding trading day.

(3)	The value of a PSR on the day it lapses or is forfeited, is Nil.

(4)	PSRs that have vested since balance date result in the allocation of one fully paid ordinary share to the holder for each PSR that has vested. The date of testing of the performance condition and vesting of the PSRs was 16 August 2005.

(5)	Options vest upon satisfaction of the applicable performance condition, but cannot be exercised until 12 months after vesting.

The LTI performance measures for the 2006 financial year will be based on improvement in sales revenues (with the target payout level set at a level above that applicable for the STI) and growth in EPS (with earnings adjusted to remove possible distortion due to significant non-recurring items (if any), and the number of shares on issue adjusted to eliminate the effect of any significant share issues or buy-backs).

D.	SERVICE AGREEMENTS

The remuneration and other terms of employment for the Managing Director and the executive management team are covered in formal agreements or letters of offer. Each of these agreements makes provision for performance-related cash incentives (as disclosed above), other benefits and participation, where eligible, in the Company’s Stock Incentive Plan (as described above).

The base salary and incentive components of remuneration for the Managing Director and each of the executive management team are reviewed and determined annually by the Nomination, Remuneration and Evaluation Committee.

Details of the duration of executive employment, applicable notice periods and payments on termination provided for under the agreements are summarised below:

MANAGING DIRECTOR

The Managing Director, D Tough, is employed under the terms of an Employment Agreement that provides for termination payments to be made in certain circumstances. In particular, the Company may terminate his employment within the first three years of service upon giving 18 months’ notice or payment in lieu, and at any time thereafter upon giving 12 months’ notice or payment in lieu. In certain circumstances, such as a substantial diminution of responsibility, the Company may be deemed to have terminated his employment and would be liable to make a termination payment equivalent to 18 months’ base salary and target annual incentive. In general, the Managing Director must give the Company at least six months’ notice of resignation.

Upon termination of employment for any reason, the Managing Director is prohibited from engaging in any activity that would compete with the Company for a period of 18 months if he terminates his employment within the first three years, and 12 months thereafter, in order to protect the Company’s business interests.

OTHER SENIOR EXECUTIVES

Each of P Corke, R Jilla, W Reed, and W Reilly, all of whom are USA-based, is employed ‘at will’. These executives, once employed for more than 12 months, would, in general, receive payments upon early termination (other than for gross misconduct) equal to 12 months’ base salary plus certain other benefits. These executives would typically be expected to give the Company four weeks’ notice of resignation. In certain circumstances, such as a diminution of responsibility, the Company may be deemed to have terminated Mr Jilla’s appointment and would be liable to make a termination payment equivalent to 12 months’ base salary and target annual incentive.

W Heintz is a Europe-based executive and in the event of his termination without cause, he would receive severance calculated by taking into account: notice period in months; seniority in fractions of years; age in years and fractions of years; total annual remuneration; total bonus received in the year prior to termination; and the value of non-monetary benefits.

E.	REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

DETAILS OF REMUNERATION

Details of the remuneration paid to the Managing Director and Specified Executives, being those with the most authority incorporating those who received the highest remuneration during the 2005 financial year, are set out in the following table.

TABLE 7 - REMUNERATION OF SPECIFIED DIRECTOR AND SPECIFIED EXECUTIVES

	FIXED SALARY $	PRIMARY	POST EMPLOYMENT		EQUITY	OTHER BENEFITS	TOTAL $
		ANNUAL CASH INCENTIVE $	NON- SALARY BENEFITS(1) $	SUPER- ANNUATION CONTRIBUTIONS(2) $	OPTIONS/ RIGHTS(3) $	TERMINATION PAYMENTS(4) $
D D Tough (5)	US$650,000	US$536,720	US$53,755	US$86,952	US$1,072,986		US$2,400,413
P W Corke (5)	US$239,827	US$136,512	US$45,721	US$45,046	US$101,887		US$568,993
R F Jilla (5)	US$336,500	US$199,080	US$27,086	US$71,945	US$306,867		US$941,478
W Reed (5)	US$264,884	US$96,175	US$123,138	US$63,361	US$134,587		US$682,145
W G Reilly (5)	US$244,885	US$139,356	US$27,590	US$47,432	US$101,887		US$561,150
P Soszyn (5)(7)	US$136,127	US$85,775	US$12,876	US$18,915	US$20,443	US$572,869	US$847,005
W Heintz (6)	€226,903	€80,174	€137,048	€72,722	€112,762		€629,609
TOTAL REMUNERATION — MANAGING DIRECTOR AND SPECIFIED EXECUTIVES	US$1,872,223	US$1,193,618	US$290,166	US$333,651	US$1,738,657	US$572,869	US$6,001,184
	€226,903	€80,174	€137,048	€72,722	€112,762		€629,609

(1)	Includes the cost to the Company of cash benefits such as motor vehicle and travel allowances, telephone expenses, cost of living and relocation allowances and executive insurance.

(2)	Includes contributions to USA benefit or non-qualified pension plans or European pension plan, as applicable. For Mr Soszyn, it also includes an imputed notional contribution to the Australian superannuation fund calculated at a notional rate.

(3)	Includes a proportion of the fair value of options or PSRs granted or outstanding during the year. The fair value is determined as at grant and is progressively allocated over the vesting period for these securities. The amount included as remuneration is not related to, nor indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest. Further details of options and PSRs provided to specific Directors and executives as remuneration, including the basis of valuation, is included in Notes 26 and 29 to the financial statements.

(4)	Includes statutory and contractual payments upon cessation of employment.

(5)	USA-based officers paid in US$. The average exchange rate for the 2005 financial year is US$0.7610 = A$1.00.

(6)	Europe-based officer, paid in €. The average exchange rate for the 2005 financial year is €0.6204 = A$1.00.

(7)	Ceased employment 28 February 2005.

Report of the Directors

This Report by the Directors of Ansell Limited (‘the Company’) is made for the year ended 30 June 2005 pursuant to Division 1 of Part 2M.3 of the Corporations Act. The information set out below is to be read in conjunction with the section entitled Remuneration Report appearing on pages 9 to 16 and Notes 26 and 29 to the financial statements.

DIRECTORS AND SECRETARY

The name of each person who has been a Director of the Company during or since the end of the financial year, particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, are as set out on page 4.

Details of the relevant interests of each Director in the share capital of the Company and any related body corporate that have been notified to the Australian Stock Exchange under regulatory requirements are set out in the Corporate Governance Statement on page 7.

Details of meetings of the Company’s Directors (including meetings of Committees of Directors) and each Director’s attendance are also set out in the Corporate Governance Statement, on page 8. As described on pages 7 and 8 of this Report, the Board has established an Audit Committee and a Nomination, Remuneration and Evaluation Committee.

It was with great sadness that the Board learnt of the death on 4 August 2005 of Dr Ed Tweddell who had been Chairman of the Board of Directors since October 2001. Mr Peter Barnes, the former Chairman of the Audit Committee, was unanimously elected by the Board to succeed Dr Tweddell as Chairman.

The Company Secretary is Robert Bartlett, Dip Com, FCPA, who was appointed to that position in 2001. Mr Bartlett, who joined the Company in 1965, has an accounting, finance and general management background. He has held senior finance and general management positions in the Corporate Head Office as well as in operating business units of the Company in Australia and overseas. Mr Bartlett is aged 59.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies (‘the Group’) principally involve the development, manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Consumer Healthcare markets.

The Company remains a partner, with The Goodyear Tire and Rubber Company (Goodyear), in the South Pacific Tyres partnership. Under the terms of the partnership agreement, the Company has an option, exercisable between 13 August 2005 and 12 August 2006, to ‘put’ the business to Goodyear for a price based on a contractual formula. If the Company does not exercise its option within that period, Goodyear has an option during the following six months to purchase the Company’s investment for a price based on the same contractual formula. It is the Company’s intention to divest its interest in the partnership.

DIVIDENDS AND SHARE BUY-BACK

An interim cash dividend of 7 cents per share (57% franked at the Company tax rate of 30%) was paid in respect of the half-year ended 31 December 2004. A final dividend of 10 cents per share (unfranked) in respect of the year ended 30 June 2005 is payable on 18 October 2005 to shareholders registered on 30 September 2005. These dividends were paid out of Ansell Limited’s Profit Attributable of $65.7 million.

As detailed in a Buy-Back Offer booklet dated 11 October 2004, the Company carried out an off-market buy-back of ordinary shares. As the total number of ordinary shares offered into the buy-back resulted in a value exceeding the authorised maximum of $155 million, a scale-back was applied in accordance with the terms set out in the Buy-Back Offer booklet and as amended by announcement to the ASX on 25 November 2004. As a result, the Company purchased 16,847,345 ordinary shares at a price of $9.20 per share.

Due to US Securities and Exchange Commission requirements and cross-jurisdictional issues the scale-back mechanism had to be amended resulting in some shareholders being left with less than a marketable parcel of shares after the scale-back, rather than having those shares bought back as had originally been proposed.

To enable all shareholders with unmarketable parcels of shares to divest their shares at no transactional cost, the Company implemented on 21 July 2005 a minimum holding share buy-back offer. At the close of the offer on 11 August 2005,14,669 shares had been bought back at a cost of $147,672.

Details of the unissued shares under option at the date of this Report and shares issued during or since the end of the year as a result of the exercise of options are set out in Note 5 to the financial statements.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

Group entities are subject to environmental regulation in the jurisdictions in which they operate. The Group has risk management programs in place to address the requirements of the various regulations. From time to time, Group entities receive notices from relevant authorities pursuant to local environmental legislation. On receiving such notices, the Group evaluates potential remediation or other options, associated costs relating to the matters raised, and where appropriate, makes provision for such costs.

At the date of this Report any costs associated with remediation or changes to comply with regulations in the jurisdictions in which Group entities operate are not considered material.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

REVIEW OF OPERATIONS AND RESULTS

The Group operating profit attributable to shareholders after tax was $11.3 million (US$7.9 million) after the non-cash writedown by $80.0 million (US$60.9 million) of the Company’s non-core investment in the South Pacific Tyres partnership. The result compares with profit after tax attributable to shareholders of $70.7 million (US$50.4 million) in the previous year.

Operating profit after tax from operations for the 2005 financial year of $91.3 million (US$68.8 million), before the write-down of the Company’s investment in South Pacific Tyres in 2005 and non-recurring costs in 2004, was 29.1% (36.5% in US$ terms) higher than the previous year.

Revenues, expressed in US$ (the Group’s operating currency) were higher than the previous year in both the Occupational and Professional Healthcare segments, and slightly lower in the Consumer Healthcare segment. Earnings before interest, tax and amortisation (EBITA) of the Occupational and Professional Healthcare segments were 15.5% and 13.9% (in US$ terms) respectively above the previous year, while EBITA of the Consumer Healthcare segment was 2.7% lower. The results of the Consumer Healthcare segment were stronger in the second half of the financial year.

Costs not allocated to business units, including corporate costs, were 32.8% (29.3% in US$ terms) lower than the previous year.

Free cash flow of $148.1 million (US$93.8 million) was 29% (23% in US$ terms) better than the previous year, before distributing $179.7 million (US$139.4 million) to shareholders by way of dividends and share buy-backs. The improvement in free cash flow came from higher profits, lower working capital days, and a significant reduction in interest expenses.

Net interest bearing debt (inclusive of the effect of exchange rate changes on balances of cash and interest bearing liabilities held in foreign currencies) increased by $27.3 million (US$29.7 million). Gearing (net interest bearing debt as a percentage of net interest bearing debt plus equity) increased to 19.6% from 12.8% in 2004 due to the increased distribution to shareholders. Interest cover improved from 9.5 times in 2004, to 17.6 times.

The Directors consider that matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or the state of affairs of the Group in subsequent financial years are:

•	The write-down, in the 2005 financial year, from $138 million to $58 million in the carrying value of the Company’s investment in South Pacific Tyres reflecting an anticipated shortfall in the realisable value of the investment based on the sale price formula pursuant to the partnership agreement.

•	Continued emphasis on a balanced capital management strategy that enabled approximately 9% of the Company’s issued capital to be bought back in December 2004 for an outlay of $155 million.

•	Restructuring of medium-term credit facilities will provide strong financial flexibility and liquidity.

•	The major impact of the adoption in the 2006 financial year of the Australian equivalents to International Financial Reporting Standards (AIFRS) is that amortisation of goodwill will be discontinued and replaced by impairment testing on an annual basis.

EVENTS AFTER BALANCE DATE

Since the end of the financial year there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

On 16 September 2005 the Company advised the ASX that the United States Food & Drug Administration (FDA) had, following routine random inspection of shipments of condoms manufactured at Ansell’s Surat Thani, Thailand, facility, determined that all future shipments from that facility for import to the USA will need to be tested until the facility is released from Level 2 detention. This detention resulted from two lots tested failing to meet the FDA’s defined standards. Ansell has taken action to resolve the cause of the failure of the product to meet the required standards and, while there will be some additional costs, the current Level 2 detention is not expected to materially impact the Company’s financial results.

The passing of Dr E D Tweddell will not significantly affect the operations, results or state of affairs of the Group.

LIKELY DEVELOPMENTS

A primary goal of the Company over the past four years has been to gain the confidence of shareholders by adopting a highly disciplined approach to its operations and business activities to ensure delivery of the commitments to shareholders made in 2002. Having achieved that objective, the Company is poised to take the next significant steps in its development.

Further improvement in earnings, and therefore shareholder value, is dependent on increasing the Company’s revenue base. This is expected to be achieved through a combination of new technologies and products, expansion into non-traditional markets, and strategic acquisitions.

In the opinion of Directors, it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

INDEMNITY

Upon their appointment to the Board, each Director enters into a Deed of Access, Indemnity and Insurance. These Deeds provide for indemnification of the Directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

No Deeds were entered into by any Director during the financial year. Mr R J S Bell and Mr G L L Barnes, upon their appointment to the Board on 16 August 2005 and 12 September 2005 respectively, entered into a Deed on the same terms previously entered into by each Non-executive Director.

No Director or officer of the Company has received the benefit of an indemnity from the Company during or since the end of the year.

Rule 61 of the Company’s Constitution also provides an indemnity in favour of officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such officers to the extent permitted by law. In accordance with the powers set out in the Constitution, the Company maintains a Directors’ and officers’ insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

Report of the Directors continued

AUDITOR INDEPENDENCE

The Directors received the Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001, as follows:

To: The Directors of Ansell Limited,

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2005 there has been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG	Peter Jovic
Melbourne	Partner
23 September 2005

NON-AUDIT SERVICES

During the year the Company’s auditor, KPMG was paid the following amounts in relation to non-audit services provided by KPMG:

Taxation services	$72,948
Assurance services	$95,746
Consulting services	$10,117

The Directors are satisfied, based on the advice of the Audit Committee, that the provision of the non-audit services detailed above by KPMG during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The reasons for forming this opinion are:

•	the taxation services related predominantly to compliance matters in connection with statutory lodgments;

•	the assurance services related to the audit of pension or superannuation plans in USA and Australia; and

•	the consulting services were minor in nature, and did not warrant putting the services out to tender.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2005) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

P L Barnes	D D Tough
Director	Director
Dated in Melbourne this 23rd day of September 2005.

Discussion And Analysis Of The Financial Statements

Although the Company reports in Australian dollars, the United States (US) dollar is the currency in which the global business is managed. The following discussion and analysis on the results is provided to assist members in understanding the financial report and includes references to Australian dollars ($) and US dollars (US$). Presentation of the results in US dollars can be found in the Supplementary Unaudited U.S. Dollar Financial Information set out on pages 71 to 76.

Statement of Financial Performance

Sales revenue in 2004/2005 from the Healthcare businesses (Occupational, Professional and Consumer) was $1,096.2 million (US$823.9 million) compared with $1,113.3 million (US$791.9 million) in 2003/2004. In US dollar terms Occupational sales increased by 6.8 per cent, Professional sales increased by 2.8 percent while Consumer sales declined by 1.6 per cent. Healthcare Segment EBITA increased by 11.1 per cent from US$104.1 million ($146.3 million) to US$115.7 million ($153.7 million).

The Occupational business accounted for 50 per cent of Ansell’s 2004/2005 sales and 53 per cent of Healthcare Segment EBITA. The sales increase of 6.8 per cent in US dollar terms was driven by a 27 per cent volume increase in the Hyflex® range. All three regions reported improved sales and EBITA. Manufacturing costs continued to decline as the Mexican knitting plant made further efficiency gains over the previous year.

The Professional business accounted for 34 per cent of Ansell’s 2004/2005 sales and 28 per cent of Healthcare Segment EBITA. Although Professional sales in US dollar terms increased only 2.8 per cent, EBITA improved 14 per cent as the continued move from powdered to powder free, strong synthetic sales growth and European branded surgical glove prices more than offset declining examination glove prices and higher costs of latex and petroleum-based materials such as vinyl and nitrile. Plant restructuring costs of US$0.7 million were incurred during the year to improve the division’s productivity in the future.

The Consumer business accounted for 16 per cent of Ansell’s 2004/2005 sales and 19 per cent of Healthcare Segment EBITA. Sales and EBITA in US dollar terms declined 1.6 per cent and 2.7 per cent respectively from the previous year due to a difficult first half in branded retail condoms and the cancellation of the Brazil condom tender by the Brazilian government’s Ministry of Health. The winning of other tenders in the second half offset the Brazilian shortfall and new product introductions were strong with the roll-out of the European “Play” sub-brand, Vibe4U® and the US 4Play by LifeStylesTM range. Household glove sales recovered strongly in the second half, in all three regions, as our worldwide marketing partner FHP increased their demand.

A review of the investment in South Pacific Tyres (SPT) indicated that the carrying value, based on the operating performance of SPT in the second half of the 2004/2005 financial year, was in excess of the estimated worth. The investment was therefore written down by $80 million (US$60.9 million) to $58 million. The valuation is partially dependent on future expectations and a shortfall in SPT’s future performance, could result in less than full recovery of the investment.

A reduction in net interest expense resulted in interest cover increasing to a strong 17.6 times from 9.5 times last year.

Income tax expense was $21.7 million (US$16.4 million) compared to $20.7 million (US$14.8 million) last year.

The net profit after income tax attributable to shareholders for the year, before the write-down of the SPT investment, was $91.3 million (US$68.8 million) compared to $70.7 million (US$50.4 million) in 2003/2004.

Earnings per share (pre SPT write-down) was 54.5 cents (US 41.1 cents) up on the previous year’s 39.1 cents (US 27.9 cents).

Discussion And Analysis Of The Financial Statements (continued)

Statement of Financial Position

Total assets reduced from $1,499.4 million (US$1,032.8) to $1,199.2 million (US$914.6) with available cash reserves decreasing from $307.8 million (US$212.0 million) to $218.9 million (US$167.0 million) as a result of the $156.1 million (US$121.7 million) Off Market Share Buy-Back of 16.8 million shares in December, 2004 which was partially offset by strong cash generation from trading activities. Total liabilities reduced from $687.6 million (US$473.7 million) to $596.4 million (US$454.9 million) predominantly due to a reduction in interest bearing liabilities of $60.9 million (US$14.9 million).

Gearing (net debt to net debt plus equity) is a modest 19.6 per cent compared with 12.8 per cent last year even after the share buy-back and the write-down of the SPT investment. Net debt to equity increased from 14.7 per cent last year to 24.6 per cent while net liabilities to equity increased from 46.3 per cent to 62.6 per cent.

Restricted deposits of $8.4 million (US$6.4 million) have been set aside to cover the provisions established to address any remaining liability to members of the Group to claims arising with respect to the Accufix Pacing Leads. Restricted deposits at 30 June 2004 totalled $10.3 million (US$7.1 million).

Statement of Cash Flows

Net cash provided by operating activities was $152.8 million (US$114.6 million) compared to $179.2 million (US$127.3 million) in 2003/2004. Capital expenditure of $14.1 million (US$10.6 million) was in line with the previous year’s $13.8 million (US$9.8 million). During the year the Company returned $179.7 million (US$139.4 million) to shareholders via the share buy-back $156.1 million (US$121.7 million) and dividends $23.6 million (US$17.7 million).

Interest Costs

Net interest expense and borrowing costs for the year were $9.6 million (US$7.3 million) compared with $16.8 million (US$11.9 million) in the previous year. The reduced cost resulted from the continued reduction in net debt, a lower cost of funds as older high cost borrowings matured and a better return on cash. The average cost of debt at 30 June fell from 5.64 per cent last year to 4.94 per cent in the current year.

The Group established a US$250 million revolving credit bank facility on 30 April 2004 of which US$200 million had a five year term and US$50 million had a 364 day term. On 29 April 2005, US$150 million of the US$200 million was extended to 30 April 2010 and US$50 million to 30 April 2012. The US$50 million 364 day facility was extended to 30 April 2006. This facility can be accessed by the parent company and certain USA subsidiaries. US$175 million of the term facilities had been drawn down at 30 June 2005 (June 2004 US$70 million).

This facility when combined with the Group’s cash on deposit ensures continuing strong financial flexibility and liquidity. At year end the borrowing portfolio’s average maturity was 1,174 days (previous year 816 days) and was approximately 75 per cent fixed and 25 per cent floating interest rate.

Discussion And Analysis Of The Financial Statements (continued)

Ratings

The Group’s ratings are as follows:-

	Long Term	Outlook	Short Term

Moody’s	Ba1	Positive	Not Prime

Standard & Poor’s	BB+	Stable	—

Moody’s upgraded their rating of the Company during the year.

Working Capital

Ansell Healthcare’s days working capital in 2004/2005 was 84.6 days compared to 79.8 days in 2003/2004. This is comprised of the following:

	2005	2004
Inventory days held	65.5	63.8
Days Sales Outstanding	57.2	59.5
Days Payable Outstanding	38.1	43.5

Depreciation

(Including Amortisation of Leasehold Land & Buildings)

	2005 $m	2004 $m	2005 US$m	2004 US$m
Group	25	25	19	18

Factories by Region - Ansell Healthcare

	2005	2004
Asia Pacific	9	9
Americas	5	5
Europe	1	1

Total	15	15

Assets Employed by Region - Ansell Healthcare

	2005%	2004%
Asia Pacific	40	40
Americas	35	35
Europe	25	25

Statements of Financial Performance

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

			Consolidated		The Company
	Note		2005 $m	2004 $m	2005 $m	2004 $m
Revenue
Total revenue	3		1,109.9	1,131.1	240.0	223.1
Expenses
Cost of goods sold			650.1	662.1	74.8	73.9
Selling, distribution and administration			277.8	289.8	27.6	27.1
Depreciation and amortisation			45.3	46.7	0.2	0.1
Write-down of assets			80.0	9.8	58.7	22.9
Other	4	(b)	—	—	—	13.5

Total expenses, excluding borrowing costs			1,053.2	1,008.4	161.3	137.5
Borrowing costs	4	(a)	21.9	29.4	13.0	27.6

Profit from ordinary activities before income tax expense			34.8	93.3	65.7	58.0
Income tax expense attributable to ordinary activities	8		21.7	20.7	—	0.2

Net profit from ordinary activities after income tax expense			13.1	72.6	65.7	57.8
Outside equity interests in net profit after income tax	10		1.8	1.9	—	—

Net profit after income tax attributable to Ansell Limited shareholders	6		11.3	70.7	65.7	57.8

Non-owner transaction changes in equity
Net exchange difference on translation of financial statements of self-sustaining foreign operations	6		(44.5)	(7.4)	—	—

Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity			(44.5)	(7.4)	—	—

Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	7		(33.2)	63.3	65.7	57.8

Earnings per share is based on net profit after income tax attributable to Ansell Limited shareholders

		cents	cents
Basic earnings per share*	35	6.7	39.1
Diluted earnings per share	35	6.7	38.8

*	Basic earnings per share in the current period is 54.5 cents excluding the effect of the write-down of the investment in the South Pacific Tyres Partnership.

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

of Ansell Limited and its Controlled Entities as at 30 June 2005

		Consolidated		The Company
	Note	2005 $m	2004 $m	2005 $m	2004 $m
Current Assets
Cash on hand	11	0.2	0.9	—	—
Cash at bank and on deposit	11	218.7	306.9	0.5	0.8
Cash assets - restricted deposits	11	8.4	10.3	—	—
Receivables	12	214.1	228.7	321.3	594.2
Inventories	13	157.3	185.8	12.7	13.1
Other	14	14.4	16.4	1.3	1.8

Total Current Assets		613.1	749.0	335.8	609.9

Non-Current Assets
Receivables	12	68.3	63.6	1.4	0.8
Other financial assets	15	59.0	141.4	1,484.3	1,526.6
Property, plant and equipment	16	195.4	227.8	0.2	0.4
Intangible assets	17	246.2	293.4	21.5	—
Deferred tax assets	18	15.1	24.2	—	—
Other	19	2.1	—	—	—

Total Non-Current Assets		586.1	750.4	1,507.4	1,527.8

Total Assets		1,199.2	1,499.4	1,843.2	2,137.7

Current Liabilities
Payables	20	132.8	159.4	628.9	628.8
Interest bearing liabilities	21	34.3	190.2	26.2	179.1
Provisions	22	56.7	52.0	3.7	3.6
Current tax liabilities	22	2.3	2.6	—	—

Total Current Liabilities		226.1	404.2	658.8	811.5

Non-Current Liabilities
Payables	20	0.8	3.3	—	—
Interest bearing liabilities	21	331.0	236.0	101.5	134.4
Provisions	22	23.7	23.9	0.3	0.2
Deferred tax liabilities	22	14.8	20.2	—	—

Total Non-Current Liabilities		370.3	283.4	101.8	134.6

Total Liabilities		596.4	687.6	760.6	946.1

Net Assets		602.8	811.8	1,082.6	1,191.6

Equity
Contributed equity	5	1,232.8	1,383.9	1,232.8	1,383.9
Reserves	6	(296.6)	(275.6)	—	—
Accumulated losses	6	(342.5)	(306.7)	(150.2)	(192.3)

Total equity attributable to Ansell Limited shareholders		593.7	801.6	1,082.6	1,191.6
Outside equity interests	10	9.1	10.2	—	—

Total Equity		602.8	811.8	1,082.6	1,191.6

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

			Consolidated		The Company
	Note		2005 $m	2004 $m	2005 $m	2004 $m
Cash Flows Related to Operating Activities
Receipts from customers (excluding non-recurring and Accufix Research			1,128.6	1,155.9	118.3	127.0
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)			(955.8)	(950.6)	(110.3)	(117.7)

Net receipts from customers (excluding non-recurring and Accufix Research			172.8	205.3	8.0	9.3
Income taxes paid			(16.1)	(15.9)	—	—
Dividends received			—	—	44.9	33.1

Net cash provided by operating activities (excluding non-recurring and Accufix Research Institute)			156.7	189.4	52.9	42.4
Non-recurring payments to suppliers and employees			—	(7.1)	—	(6.8)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)			(3.9)	(3.1)	—	—

Net Cash Provided by Operating Activities	31	(a)	152.8	179.2	52.9	35.6

Cash Flows Related to Investing Activities
Payments for property, plant and equipment			(14.1)	(13.8)	—	(0.2)
Payments for brand names			—	—	(21.5)	—
Proceeds from sale of plant and equipment in the ordinary course of business			—	5.3	—	—
Loans repaid			—	3.4	—	3.4
Net loans to controlled entities	31	(c)	—	—	238.5	129.9
Proceeds from sale of other investments			1.4	—	—	—
Payments for other investments			—	(1.3)	—	—

Net Cash (Used in)/Provided by Investing Activities			(12.7)	(6.4)	217.0	133.1

Cash Flows Related to Financing Activities
Proceeds from borrowings			145.1	104.3	—	—
Repayments of borrowings			(171.5)	(140.9)	(168.1)	(128.1)

Net repayments of borrowings			(26.4)	(36.6)	(168.1)	(128.1)
Proceeds from issues of shares			5.0	1.0	5.0	1.0
Payments for share buy-back			(156.1)	(65.4)	(156.1)	(65.4)
Dividends paid			(24.7)	(32.7)	(23.6)	(31.0)
Interest received			8.5	9.0	85.6	81.7
Interest and borrowing costs paid			(23.3)	(28.7)	(13.0)	(27.5)

Net Cash Used in Financing Activities			(217.0)	(153.4)	(270.2)	(169.3)

Net (Decrease)/Increase in Cash Held			(76.9)	19.4	(0.3)	(0.6)
Cash at the beginning of the financial year			314.8	297.2	0.8	1.4
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year			(12.0)	(1.8)	—	—

Cash at the End of the Financial Year	31	(b)	225.9	314.8	0.5	0.8

The above statements of cash flows should be read in conjunction with the accompanying notes.

Industry Segments

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

	Operating Revenue		Operating Result
	2005 $m	2004 $m	2005 $m	2004 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	551.6	545.2	81.3	74.2
Professional Healthcare	371.4	381.8	43.3	40.5
Consumer Healthcare	173.2	186.3	29.1	31.6

Total Ansell Healthcare	1,096.2	1,113.3	153.7	146.3
Unallocated items	13.7	17.8	(8.8)	(13.1)

Operating EBITA			144.9	133.2
Write-down of investment in South Pacific Tyres			(80.0)
Write-down of Ansell Healthcare assets/Discontinued Businesses adjustments				(1.7)

EBITA			64.9	131.5
Goodwill amortisation			(20.5)	(21.4)

Earnings before Net Interest and Tax (EBIT)			44.4	110.1
Borrowing costs net of interest revenue			(9.6)	(16.8)

Operating Profit before Tax			34.8	93.3
Tax			(21.7)	(20.7)
Outside equity interests			(1.8)	(1.9)

Total Consolidated	1,109.9	1,131.1	11.3	70.7

REGIONS
Asia Pacific	162.9	168.2	38.9	41.4
Americas	527.0	544.7	68.2	65.0
Europe	406.3	400.4	46.6	39.9

Total Ansell Healthcare	1,096.2	1,113.3	153.7	146.3

	Assets Employed		Liabilities
	2005 $m	2004 $m	2005 $m	2004 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	250.8	274.8	83.5	96.1
Professional Healthcare	230.9	277.4	62.6	68.1
Consumer Healthcare	88.5	110.4	21.1	37.2

Total Ansell Healthcare	570.2	662.6	167.2	201.4
Unallocated items (a)	155.5	225.3	429.2	486.2
Goodwill and Brand names	246.2	293.4
Cash	227.3	318.1

Total Consolidated	1,199.2	1,499.4	596.4	687.6

REGIONS
Asia Pacific	230.4	268.3	60.0	75.3
Americas	196.8	227.5	73.6	90.6
Europe	143.0	166.8	33.6	35.5

Total Ansell Healthcare	570.2	662.6	167.2	201.4

(a)	Unallocated items includes amounts previously classified as Discontinued Businesses. Prior year comparatives have been adjusted accordingly.

The above Industry Segments report should be read in conjunction with the accompanying notes, including Note 30.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies

General

Ansell Limited is a multinational healthcare solutions provider of barrier protection products against injury, infection and contamination. The Company’s principal line of business, determined and reported on the basis of differing products and services, is the manufacture and supply of barrier protection products into the Occupational, Professional and Consumer healthcare markets.

The Ansell Healthcare group manufactures industrial gloves, medical gloves and consumer products including household gloves and condoms in the Asia Pacific region and the Americas, and markets these products globally.

The significant policies which have been adopted in the preparation of this financial report are:

Basis of Preparation of Financial Report

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year with the exception of accounting for research and development costs - see Note 2.

Comparative information is reclassified where appropriate to enhance comparability.

Principles of Consolidation

The consolidated financial statements of the Ansell Limited Group (“the consolidated entity”) include the financial statements of Ansell Limited (“the Company”), being the parent entity, and its controlled entities.

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company as at balance date and the results of all controlled entities for the year then ended. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside interests in the results and equity of controlled entities are shown separately in the consolidated Statement of Financial Performance and Statement of Financial Position respectively.

Results of controlled entities are included in the consolidated Statement of Financial Performance from the date on which control commences and continue to be included until the date control ceases to exist.

Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances which are accrued as expected levels as sales occur) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the goods are shipped and title passes.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The net proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date control passes and a contract of sale has been signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of the disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to retained profits/accumulated losses on disposal.

Borrowing Costs

Borrowing costs include interest, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and other related charges.

Material ancillary costs incurred in connection with the arrangement of term borrowings are capitalised and amortised over the life of the borrowings.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income Tax

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated at current rates on the accounting profit adjusted for permanent differences and income tax over/under provided in the previous year. The estimated liability for income tax outstanding in respect of the period’s operations is included in the Statement of Financial Position as a current liability.

Future income tax benefits and liabilities arising because some items are included in accounting profit in a period different from that in which the items are assessed for income tax, are included in the Statement of Financial Position as a non-current asset and a non-current liability respectively. As provided for in Accounting Standard AASB 1020, these deferred tax balances have been offset, where applicable, in the financial statements of the individual entities.

The eventual recoverability of future income tax benefits and payment of the non-current tax liability is contingent upon taxable income being earned in future periods, continuation of the relevant taxation laws and each relevant company continuing to comply with the appropriate legislation.

Future income tax benefits attributable to tax losses (including capital losses) are only recorded where virtual certainty of recovery exists.

Provision is made for overseas taxes, which may arise in the event of retained profits of foreign controlled entities being remitted to Australia, when the dividend is declared. Provision is made for capital gains tax, which may arise in the event of sale of revalued assets, only when such assets are sold.

Receivables

Trade Debtors

Trade debtors are recognised as at the date they are invoiced and are principally on 30 day terms. A provision for doubtful debts is recognised when collection of the full amount is no longer probable.

Other Amounts Receivable

Other amounts receivable comprise amounts due as a result of transactions outside the normal course of trading.

Inventories

Stock on Hand and Work in Progress

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are:

Raw Materials and Other Stock

Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress

Standard costs approximating actual costs include an appropriate allocation of manufacturing overheads. Merchant lines are valued at actual cost into store, determined on a first in, first out or average cost basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost. Net realisable value is determined on the basis of each inventory line’s normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Investments

Controlled Entities

All investments are valued at the lower of cost and recoverable value. Dividends and distributions are brought to account in the Statement of Financial Performance when they are paid by the controlled entities.

Associated Companies

An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence, where the investment in that entity is material and has not been acquired with a view to disposal in the near future.

The consolidated entity has no investments that meet the criteria for recognition as an associated company.

Other Companies

Investments in other listed and unlisted companies are carried at cost less any amount provided for diminution in value as determined by the Directors. Dividends are recognised when they are received.

Interest in Partnership

The consolidated entity’s 50% interest in the South Pacific Tyres Partnership is carried as an investment. The principal activity of the partnership is the manufacture and sale of tyres and related products.

Property, Plant and Equipment

Acquisition

Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials, direct labour and capitalised interest.

Depreciation and Amortisation

Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Freehold buildings of the Company and all Australian controlled entities	- 40 years
Freehold buildings of overseas controlled entities	- 20 - 40 years
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

Leases

Operating lease payments are expensed as incurred on a straight line basis over the term of the lease.

Recoverable Amount of Non-Current Assets Valued on Cost Basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

Brand Names

Brand names acquired since 1 July 1987 are recorded in the financial statements at cost. No amortisation is provided against the carrying value of these brand names on the basis that the lives of these assets are considered unlimited at this point in time.

Brand names have an unlimited legal life and the brand names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Payables

Trade and Other Creditors

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or the consolidated entity. Trade liabilities are normally settled on 60 day terms.

Bills Payable

Bills payable are carried at the principal amount plus accrued interest.

Interest Bearing Liabilities

Bank and other loans are carried at their principal amount, subject to set-off arrangements. Interest is charged as an expense as it accrues.

Employee Entitlements

Wages, Salaries and Annual Leave

Liabilities for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees’ services provided up to the balance date calculated at undiscounted amounts based on expected wage and salary rates that will be paid when the obligation is settled and include related on-costs.

Long Service Leave and Post Retirement Health Benefits

The liability for employee entitlements to long service leave and post retirement health benefits represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees’ services provided up to the balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the future sacrifice of economic benefits is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

Rationalisation and Restructuring

Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced, or firm contracts related to the restructuring have been entered into. Costs related to ongoing activities are not provided for.

Contingencies, Accufix Pacing Lead Related Expenses and Insurance Claims

The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

Other Liabilities

Amounts due under contract

Amounts due under contract are carried at the outstanding consideration payable.

Superannuation Contributions

The Company and other controlled entities contribute to various defined benefit and accumulation superannuation funds as set out in Note 25. Employer contributions to these funds are charged against the operating profit as they are made. The Company and the controlled entities have no legal or constructive obligation to fund any deficit.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Employee and Executive Share Plans

The Company currently maintains two plans for employees of the consolidated entity - the Pacific Dunlop Employee Share Plan and the Ansell Limited Stock Incentive Plan. A further Plan, the Pacific Dunlop Executive Share Plan, was discontinued in 1996. Further information on these plans is set out in Note 26.

The consolidated entity has recorded a charge to the profit and loss for the current year of approximately $3.7 million based on the expected vesting of Performance Share Rights issued to executives pursuant to the Ansell Limited Stock Incentive Plan. Australian Accounting Standards do not currently require the recognition of compensation expense in relation to issuance of shares to employees, however the Company considers the recognition of such to be consistent with appropriate accounting criteria given the requirement for the recognition of such compensation under the Australian equivalents of International Financial Reporting Standards (AIFRS) which become effective from 1 July 2005.

Accounting for Acquisitions (Goodwill)

Acquired businesses are accounted for on the basis of the cost method. Fair values are assigned at date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed. Specific assessment is undertaken at the date of acquisition of any appropriate additional costs to be incurred. A liability for restructuring costs is only recognised as at the date of acquisition when there is a demonstrable commitment to restructuring together with a detailed plan. Further, the liability is only recognised when there is little or no discretion to avoid payment to other parties to settle such costs and a reliable estimate of the amount of the liability can be made.

Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised to the Statement of Financial Performance on a straight line basis over the future period of expected benefit.

The benefits from the goodwill acquired may exceed 20 years but the goodwill is written off over periods not exceeding 20 years in compliance with Australian Accounting Standards. The unamortised balance of goodwill is reviewed at least at each reporting date and any material diminution in value is charged to the Statement of Financial Performance. For the purposes of this review process, goodwill is allocated to cash generating units (which equate to the Group’s reportable business units i.e. Occupational, Professional and Consumer) upon acquisition. Acquired businesses can readily be allocated to one of the business units on the basis of products manufactured and/or marketed. Such manufacturing and marketing operations tend to cover more than one geographical region.

Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date.

The financial statements of overseas controlled entities that are self sustaining foreign operations are maintained in their functional currencies and are converted to the Group’s reporting currency using the current rate method. Equity items are translated at historical rates. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve until disposal, or partial disposal, of the operations.

Exchange differences arising on foreign currency amounts payable and receivable are brought to account in the Statement of Financial Performance. On consolidation, exchange differences on long term foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve on a net of tax basis where applicable.

Derivatives

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rate and interest rate movements.

The consolidated entity has adopted certain principles in relation to derivative financial instruments:

(i)	it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the consolidated entity;

(ii)	derivatives acquired must be able to be recorded on the consolidated entity’s treasury management systems, which contain extensive internal controls; and

(iii)	the consolidated entity predominantly does not deal with counter-parties rated lower than A- by

Standard and Poor’s or A3 by Moody’s Investors Service.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to financial assets and liabilities on the Statement of Financial Position, where internal controls operate.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading

On a continuing basis, the consolidated entity monitors its anticipated future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future net cash flows of overseas controlled entities, future foreign exchange requirements and interest rate positions.

These exposures are then monitored and may be modified from time to time. The foreign exchange transactions rarely exceed 12 months duration and hedge transactions the consolidated entity expects to occur in this time frame. From time to time minor mismatches occur in the forward book, however these mismatches are managed under strict guidelines, limits and internal controls with stop loss parameters. Interest rate derivative instruments can be for periods up to 7 years.

When hedging an underlying interest rate exposure, with a derivative financial instrument, all gains and losses are accounted for on an accrual basis, thereby adjusting the underlying physical cost to the hedged rate over the life of the transaction. Gains or losses resulting from the termination of an interest rate swap contract where the underlying borrowing remains, are deferred on the Statement of Financial Position and then amortised over the life of the borrowing. Where the transaction is a single event, such as a foreign exchange exposure, the hedge gain or loss is taken to account on the actual exposure date.

Gains and losses on derivative financial instruments which hedge transactions are in the first instance deferred and later recognised in the Statement of Financial Performance when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where a transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual exposure is immediately taken to the Statement of Financial Performance.

Derivative Financial Instruments Held or Issued for Trading Purposes

The Company and the consolidated entity does not trade in derivative financial instruments or hold them for speculative purposes.

Use of Estimates

The preparation of consolidated financial statements in conformity with Australian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The estimates and associated assumptions are based on historical experience and various factors that are believed to be reasonable under the circumstances and are reviewed on an ongoing basis. Actual results could differ from these estimates.

Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary and dilutive potential ordinary shares adjusted for any bonus issue.

Notes to the Financial Statements

2.	Change in Accounting Policy

Research and Development Costs

Expenditure on research and development is written off in the period in which it is incurred, except for development expenditure on new products or substantially improved existing products which is capitalised only when future recoverability is reasonably assured. Amortisation of the capitalised expenditure commences in the half year period following the product’s commercialisation and continues for a three year period. Capitalised costs are regularly reviewed and when the criterion for capitalisation is no longer met, such costs are written off.

This is a change in policy from prior years when all research and development costs were written off in the period in which they were incurred.

The impact of this change in policy on the current year’s results was to increase consolidated operating profit before income tax and non-current assets by $2.1 million.

3.	Total Revenue

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Revenue from the Sale of Goods	1,096.2	1,113.3	109.5	108.3
Revenues From Other Operating Activities
Dividend income
From shares in wholly owned controlled entities	—	—	44.9	33.1
Interest Received or Due and Receivable
From wholly owned controlled entities	—	—	85.6	81.6
From related parties	4.0	3.5	—	—
From others	8.3	9.0	—	0.1

Total revenue from other operating activities	12.3	12.5	130.5	114.8

Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets	1.4	5.3	—	—

Total Revenue	1,109.9	1,131.1	240.0	223.1

Notes to the Financial Statements

4.	Profit from Ordinary Activities Before Income Tax

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
(a) Profit from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:
Borrowing Costs
Interest Paid or Due and Payable:
To others	20.3	25.4	12.7	24.4
Other Borrowing Costs	1.6	4.0	0.3	3.2

Total Borrowing Costs	21.9	29.4	13.0	27.6

Depreciation
Buildings	1.5	1.1	—	—
Plant & equipment	21.9	22.7	0.2	0.1

Amortisation
Leasehold land and buildings	1.4	1.5	—	—
Goodwill	20.5	21.4	—	—
Capitalised research and development costs	—	—	—	—

Research and Development Costs
Expensed as incurred	12.8	12.6	—	—
Previously capitalised costs written off	—	—	—	—

Net Bad Debts Expense	0.2	0.4	—	—

Amounts Set Aside to Provision for:
Doubtful trade debts	(0.1)	1.2	0.1	0.2
Employee entitlements	16.3	13.0	1.2	0.8
Rationalisation and restructuring costs	2.0	9.7	—	2.9
Accufix Pacing Lead related expenses	2.3	—	—	—
Rebates, allowances and warranty claims	6.9	9.6	2.3	2.7

Net foreign exchange loss/(gain)	0.4	1.0	1.8	(1.6)

Profits Arising from the Sale of Property, Plant and Equipment	—	(0.8)	—	—

Losses Arising from Sale of Property, Plant and Equipment	0.1	—	—	—

Operating Lease Rentals	21.5	20.0	0.8	0.8

Write-down in Value of Inventories	(0.7)	3.7	—	—

(b) Individually significant items included in profit from ordinary activities before income tax expense
Write-down of investment in South Pacific Tyres partnership	(80.0)	—	—	—
Refund of sales tax	—	17.8	—	—
Write-down of Ansell Healthcare fixed assets	—	(8.8)	—	—
GNB Workers Compensation costs	—	(7.5)	—	—
Net loss on sale of controlled entities and businesses	—	—	—	(13.5)
Net write-down of investments in and intercompany balances with subsidiaries	—	—	(58.7)	(22.9)

(c) Auditors’ Remuneration ($ in Thousands)
Audit and review of the financial reports:
Auditors of Ansell Limited and Australian entities - KPMG	1,050	1,013	1,050	927
Other member firms of KPMG	1,564	1,423	—	—

	2,614	2,436	1,050	927

Other services:
Other audit and assurance services (including disposals and acquisitions)
Auditors of Ansell Limited and Australian entities - KPMG	36	131	36	131
Other member firms of KPMG	70	77	—	—
Taxation and other services
Auditors of Ansell Limited and Australian entities - KPMG	30	40	30	40
Other member firms of KPMG	43	150	—	—

Total other services	179	398	66	171

Total auditors remuneration	2,793	2,834	1,116	1,098

Notes to the Financial Statements

5.	Contributed Equity

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Issued and Paid up Capital
160,125,483 (2004 -176,310,916) ordinary shares, fully paid *	1,232.7	1,383.8	1,232.7	1,383.8
377,800 (2004 - 738,000) ordinary plan shares, paid to 5 cents	0.1	0.1	0.1	0.1

Total Issued and Paid up Capital	1,232.8	1,383.9	1,232.8	1,383.9

* includes 135,614 (2004 -149,763) shares issued in accordance with the Employee Share Plan.

Ordinary Shares Reconciliation
Balance at the beginning of the financial year	1,383.9	1,448.3	1,383.9	1,448.3
Increase in Contributed Equity:
Additional capital issued	5.0	1.0	5.0	1.0
Decrease in Contributed Equity:
Share buy-back (i)	(156.1)	(65.4)	(156.1)	(65.4)

Balance at the end of the financial year	1,232.8	1,383.9	1,232.8	1,383.9

(i)	Current year includes costs associated with the share buy-back of $1.1 million.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Refer to Section 2C of the Remuneration Report for details of shares subject to options and Performance Share Rights granted under the Ansell Limited Stock Incentive Plan.

Share Buy-Back

The Company, on 30 April 2004, ceased buying back shares under the on-market buy back announced on 16 April 2003, after buying back 11,199,184 shares for a total outlay of $72.1 million representing 6% of ordinary shares issued on that date. On 3 May 2004, the Company announced that it would undertake a further on-market buy-back of up to 12 million shares over the following 12 month period. As at 30 June 2004, the Company had bought back 198,288 shares for $1.47 million. No further purchases pursuant to this on-market buy-back were made in the current year.

At the Annual General Meeting held on 14 October 2004, shareholders approved an off-market buy-back for up to $155 million, under which 16,847,345 shares were bought back during the year, and also approved a further on-market buy-back for up to 10% of the Company’s shares. No purchases under the latter on-market buy-back have yet been made.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made.

During the financial year, the amounts outstanding on 360,200 existing Executive Plan shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 2,000 Executive Plan shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 26 ‘Ownership-Based Remuneration Schemes’ for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 14,149 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, no further payments in respect of Employee Plan shares have been made. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this Report under the Pacific Dunlop Employee Share Plan.

Options

During the financial year 500,000 ordinary shares fully paid at $6.32 were issued to satisfy the exercising of 500,000 options granted to the previous Managing Director under the Ansell Limited Stock Incentive Plan. Since the end of the financial year a further 500,000 ordinary shares fully paid at $6.32 were issued to satisfy the exercising of the previous Managing Director’s remaining options.

As at the date of this report 825,000 unissued shares in the Company remain under option.

Notes to the Financial Statements

6.	Accumulated Losses and Reserves

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Asset revaluation reserve	—	0.7	—	—
General reserve	4.1	3.3	—	—
Foreign currency translation reserve	(300.7)	(279.6)	—	—

Total Reserves	(296.6)	(275.6)	—	—
Accumulated losses	(342.5)	(306.7)	(150.2)	(192.3)

Total Accumulated Losses and Reserves	(639.1)	(582.3)	(150.2)	(192.3)

Movements during the year:
Asset Revaluation Reserve
Balance at beginning of the financial year	0.7	1.5	—	—
Transfer to retained profits	(0.7)	(0.8)	—	—

Balance at the end of the financial year	—	0.7	—	—

General Reserve
Balance at beginning of the financial year	3.3	1.8	—	—
Transfer from retained profits	0.8	1.5	—	—

Balance at the end of the financial year	4.1	3.3	—	—

Foreign Currency Translation Reserve
Balance at the beginning of the financial year	(279.6)	(272.2)	—	—
Transfers to retained profits	23.4	—	—	—
Exchange fluctuations on assets and liabilities held in foreign currencies
net loss on translation of net assets	(63.7)	(16.8)	—	—
net gain on hedge borrowings	19.2	9.4	—	—

Balance at the end of the financial year	(300.7)	(279.6)	—	—

Accumulated Losses
Balance at the beginning of the financial year	(306.7)	(345.7)	(192.3)	(219.1)
Transfer to/from reserves	(23.5)	(0.7)	—	—
Net profit after income tax attributable to Ansell Limited shareholders	11.3	70.7	65.7	57.8
Dividends provided for or paid	(23.6)	(31.0)	(23.6)	(31.0)

Balance at the end of the financial year	(342.5)	(306.7)	(150.2)	(192.3)

Nature and purpose of reserves

General

The amount standing to the credit of the general reserve resulted from prior period allocations of retained profits for non-specific purposes and is available for release to retained profits.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Summary of Significant Accounting Policies Note 1.

Notes to the Financial Statements

7.	Total Equity Reconciliation

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Total equity at the beginning of the financial year	811.8	844.5	1,191.6	1,229.2
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(33.2)	63.3	65.7	57.8
Transactions with owners as owners:
Contributions of equity	5.0	1.0	5.0	1.0
Share buy-back	(156.1)	(65.4)	(156.1)	(65.4)
Dividends	(23.6)	(31.0)	(23.6)	(31.0)
Total changes in outside equity interest	(1.1)	(0.6)	—	—

Total equity at the end of the financial year	602.8	811.8	1,082.6	1,191.6

8. Income Tax

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Prima facie income tax expense calculated at 30% (2004: 30%) on profit from ordinary activities	10.4	28.0	19.7	17.4
Increased taxation arising from:
Write down of assets	24.0	2.9	—	—
Net restructuring costs	—	2.9	—	0.9
Write down of intergroup investments and intercompany balances	—	—	17.6	6.9
Goodwill amortisation	0.8	0.9	—	—
Income tax under provided in prior years	—	2.2	—	—
Net higher overseas tax rates	3.9	—	—	—
Reduced taxation arising from:
Net loss on sale of businesses and controlled entities	—	—	—	4.1
Income tax over provided in previous years	(1.6)	—	—	—
Investment and export incentive allowances	(3.5)	(6.8)	—	—
Net lower overseas tax rates	—	(0.9)	—	—
Other permanent differences*	(12.3)	(8.5)	(37.3)	(29.1)

Income tax expense attributable to profit from ordinary activities	21.7	20.7	—	0.2

Income tax expense attributable to operating profit is made up of:
Provision attributable to current year	21.0	17.2	—	0.2
(Over)/Under provision in respect of previous years	(1.6)	2.2	—	—
Provision attributable to future years
Deferred income tax liability	0.2	(1.5)	—	—
Future income tax benefit	2.1	2.8	—	—

	21.7	20.7	—	0.2

*	Includes recovery of tax losses not previously brought to account.

Notes to the Financial Statements

9.	Dividends Paid or Declared

	The Company
$ in millions	2005	2004
Dividends paid
The following dividends were paid during the year to Ansell Limited shareholders:
A final unfranked dividend of 7 cents per share for the year ended 30 June 2004 (June 2003 - 11 cents unfranked) was paid on 14 October 2004 (2003 - 9 October 2003)	12.4	20.4
An interim dividend of 7 cents per share franked to 57% for the year ended 30 June 2005 (June 2004 - 6 cents unfranked) was paid on 8 April 2005 (2004 - 8 April 2004)	11.2	10.6

	23.6	31.0

Dividends Declared

Since the end of the financial year the Directors have declared a final dividend of 10 cents per share unfranked, for the year ended 30 June 2005.

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

Dividend Franking Account

Following the payment of the interim dividend in April 2005 the balance of available franking credits in the franking account as at 30 June 2005 was nil (2004 - $2.7 million).

10.	Outside Equity Interests

	Consolidated
$ in millions	2005	2004
Outside equity interests comprise:
Contributed equity	2.1	2.1
Reserves	(4.8)	(3.0)
Retained profits at the beginning of the financial year	11.1	10.9
Profits for the year	1.8	1.9
Dividends paid/provided for during the year	(1.1)	(1.7)
Retained profits at the end of the financial year	11.8	11.1

Total Outside Equity Interests	9.1	10.2

11.	Cash Assets

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Cash on hand	0.2	0.9	—	—
Cash at bank	69.2	69.8	0. 5	0.8
Short-term deposits	149.5	237.1	—	—

	218.9	307.8	0.5	0.8
Restricted deposits	8.4	10.3	—	—

Total Cash Assets	227.3	318.1	0.5	0.8

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the Group for claims arising with respect to the Accufix Pacing Lead.

Notes to the Financial Statements

12.	Receivables

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Current
Trade debtors	191.8	204.7	18.6	17.7
Less provision for doubtful debts	5.8	6.7	0.6	0.5
Less provision for rebates, allowances and warranty claims	15.2	15.0	3.6	2.7

	170.8	183.0	14.4	14.5
Amounts owing by South Pacific Tyres partnership	0.6	0.5	—	—
Amounts owing by wholly owned controlled entities	—	—	1,097.4	1,354.7
Less provision for doubtful debts	—	—	801.6	785.2
Other amounts receivable	42.7	45.2	11.1	10.2

Total Current	214.1	228.7	321.3	594.2

Non-Current
Interest bearing amount owing by South Pacific Tyres partnership	66.2	62.3	—	—
Other amounts receivable	2.1	1.6	1.4	0.8
Less provision for doubtful debts	—	0.3	—	—

Total Non-Current	68.3	63.6	1.4	0.8

Total Receivables	282.4	292.3	322.7	595.0

Included in other amounts receivable are:
Loans to employees in relation to the employee share plan
- non-current	1.4	0.8	1.4	0.8

The reconciliations of provision for doubtful debts - trade are presented below:

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Balance at the beginning of the financial year	6.7	6.9	0.5	0.3
Amounts charged/(released) to profit from operating activities	(0.1)	1.2	0.1	0.2
Amounts utilised for intended purposes	(0.1)	(1.3)	—	—
Net foreign currency differences on translation of self-sustaining operations	(0.7)	(0.1)	—	—

Balance at the end of the financial year	5.8	6.7	0.6	0.5

13.	Inventories

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
At Cost
Raw materials	22.2	20.1	1.4	0.9
Work in progress	9.1	13.6	—	—
Finished goods	113.9	112.0	11.3	12.2
Other stock	1.4	2.2	—	—

Total Inventory at Cost	146.6	147.9	12.7	13.1

Net Realisable Value
Finished goods	10.7	37.9	—	—

Total Inventory at Net Realisable Value	10.7	37.9	—	—

Total Inventories	157.3	185.8	12.7	13.1

Notes to the Financial Statements

14.	Current Assets - Other

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Prepayments	10.2	11.7	1.3	1.8
Engineering Spares	4.2	4.7	—	—

Total Current Assets - Other	14.4	16.4	1.3	1.8

15.	Other Financial Assets (Investments)

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Shares in Controlled Entities and Other financial assets
Controlled entities
Not quoted on a prescribed stock exchange:
At cost(1)	—	—	2,161.8	2,161.8
Less Provision for diminution in value	—	—	677.5	635.2
Other financial assets
Quoted on a prescribed stock exchange:
At market value	—	2.1	—	—
Not quoted on a prescribed stock exchange:
At cost	1.2	1.3	—	—
South Pacific Tyres N.Z. Ltd	21.4	21.6	—	—
Investment in Partnership
South Pacific Tyres	116.4	116.4	—	—
Less Provision for diminution in value	80.0	—	—	—

Total Other Financial Assets	59.0	141.4	1,484.3	1,526.6

(1)	The Directors have adopted the cost basis of valuation in accordance with AASB 1041 ‘Revaluation of Non-Current Assets’.

16.	Property, plant and equipment

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
(a) Freehold Land
At cost	11.4	12.6	—	—

(b) Freehold Buildings
At cost	35.6	37.7	—	—
Less provision for depreciation	12.0	11.7	—	—

	23.6	26.0	—	—

(c) Leasehold Land and Buildings
At cost	47.9	52.2	—	—
Less provision for amortisation	11.9	12.2	—	—

	36.0	40.0	—	—

(d) Plant and Equipment
At cost	373.6	400.6	1.7	1.7
Less provision for depreciation	254.8	260.2	1.5	1.3

	118.8	140.4	0.2	0.4

(e) Buildings and Plant under construction
At cost	5.6	8.8	—	—

Total property, plant and equipment	195.4	227.8	0.2	0.4

In accordance with the consolidated entity’s policy of obtaining an independent valuation of land and buildings every three years, a valuation was carried out as at 31 December 2003 by independent valuers. This valuation was on the basis of Fair Value - Existing Use, subject to continued occupation by the operating entity or, where this was not the case, Fair Value - Alternative Use. With respect to land and buildings owned as at 30 June 2005, this resulted in a valuation of freehold land of $33,527,961 (the Company: Nil) and a valuation of freehold buildings of $52,227,266 (the Company: Nil).

As land and buildings are recorded at cost, the valuation has not been brought to account.

Notes to the Financial Statements

16.	Property, plant and equipment (continued)

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Freehold Land
Balance at the beginning of the financial year	12.6	13.4	—	—
Disposals/Write-downs	—	(1.5)	—	—
Net foreign currency differences on translation of self-sustaining operations	(1.2)	0.7	—	—

Balance at the end of the financial year	11.4	12.6	—	—

Freehold Buildings
Balance at the beginning of the financial year	26.0	27.9	—	—
Additions	0.1	0.1	—	—
Disposals/Write-downs	—	(2.0)	—	—
Transfer from capital works in progress	1.5	0.2	—	—
Depreciation	(1.5)	(1.1)	—	—
Net foreign currency differences on translation of self-sustaining operations	(2.5)	0.9	—	—

Balance at the end of the financial year	23.6	26.0	—	—

Leasehold Land and Buildings
Balance at the beginning of the financial year	40.0	42.3	—	—
Additions	0.4	0.1	—	—
Disposals/Write-downs	—	(0.2)	—	—
Transfers from capital works in progress	0.4	0.7	—	—
Amortisation	(1.4)	(1.5)	—	—
Net foreign currency differences on translation of self-sustaining operations	(3.4)	(1.4)	—	—

Balance at the end of the financial year	36.0	40.0	—	—

Plant and Equipment
Balance at the beginning of the financial year	140.4	170.2	0.4	0.3
Additions	3.3	3.9	—	0.2
Disposals/Write-downs	(0.3)	(9.7)	—	—
Transfers from capital works in progress	10.3	8.3	—	—
Depreciation	(21.9)	(22.7)	(0.2)	(0.1)
Net foreign currency differences on translation of self-sustaining operations	(13.0)	(9.6)	—	—

Balance at the end of the financial year	118.8	140.4	0.2	0.4

Buildings and Plant under construction
Balance at the beginning of the financial year	8.8	9.1	—	—
Additions	10.3	9.7	—	—
Transfers to property, plant & equipment	(12.2)	(9.2)	—	—
Net foreign currency differences on translation of self-sustaining operations	(1.3)	(0.8)	—	—

Balance at the end of the financial year	5.6	8.8	—	—

Notes to the Financial Statements

17.	Intangible Assets

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Brand Names
At cost	106.0	117.4	21.5	—

Goodwill
At cost	341.1	375.3	—	—
Less provision for amortisation	200.9	199.3	—	—

	140.2	176.0	—	—

Total Intangibles	246.2	293.4	21.5	—

18.	Deferred Tax Assets

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Future income tax benefit arising from:
Accumulated timing differences	15.1	23.6	—	—
Accumulated tax losses	—	0.6	—	—

	15.1	24.2	—	—

The Group has unrecognised capital tax losses relating to controlled entities of $342.4 million (2004 - $374.9 million). Future income tax benefits of $317.1 million (2004 - $363.9 million) relating to trading tax losses of controlled entities have not been recognised in the financial statements.

The benefit of those trading losses will only be obtained if:

(a) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity; and

(b) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(c) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

The tax effect of temporary differences that give rise to significant portions of the future income tax benefit are presented below:

	Consolidated
$ in millions	2005	2004
Trading stock tax adjustments	1.6	3.5
Provisions	10.4	17.0
Accruals	1.2	2.7
Accumulated tax losses	—	0.6
Other	1.9	0.4

Total temporary differences	15.1	24.2

19.	Non-Current Assets - Other

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Research and development costs
Expenditure deferred in the current period	2.1	—	—	—
Provision for amortisation	—	—	—	—
Net foreign currency differences on translation of self-sustaining operations	—	—	—	—

	2.1	—	—	—

Notes to the Financial Statements

20.	Payables

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Current
Amounts owing to wholly owned controlled entities	—	—	612.6	611.8
Trade creditors	106.8	124.1	4.3	3.7
Other creditors	26.0	35.3	12.0	13.3

Total Current	132.8	159.4	628.9	628.8

Non-Current
Other creditors	0.8	3.3	—	—

Total Non-Current	0.8	3.3	—	—

Total Payables	133.6	162.7	628.9	628.8

21.	Interest Bearing Liabilities

	Consolidated		The Company
$ in Millions	2005	2004	2005	2004
Current
Bank overdrafts	1.4	3.3	—	—
Bank loans repayable in:
Canadian dollars	5.3	—	—	—
Malaysian ringgits	—	7.0	—	—
Indian rupees	1.4	0.8	—	—
Other loans repayable in:
Australian dollars	—	50.0	—	50.0
U.S. dollars	26.2	129.1	26.2	129.1

Total Current	34.3	190.2	26.2	179.1

Non-Current
Bank loans repayable in:
U.S. dollars	229.5	101.6	—	—
Other loans repayable in:
Australian dollars	66.0	66.0	66.0	66.0
U.S. dollars	11.8	68.4	11.8	68.4
Japanese yen	23.7	—	23.7	—

Total Non-Current	331.0	236.0	101.5	134.4

Total Interest Bearing Liabilities	365.3	426.2	127.7	313.5

At 30 June 2005 bank overdraft and bank loans totalling $1.7 million (2004: $1.4 million) were secured, principally against Group property, plant and equipment having carrying values slightly in excess of the secured amounts payable. These security arrangements relate to acquired controlled entities and were in place prior to the companies concerned becoming part of the Ansell Limited Group.

The Group established a US$250 million revolving credit bank facility on 30 April 2004 of which US$200 million had a five year term and US$50 million had a 364 day term. On 29 April 2005, US$150 million of the US$200 million was extended to 30 April 2010 and US$50 million to 30 April 2012. The US$50 million 364 day facility was extended to 30 April 2006. This facility can be accessed by the parent company and certain USA subsidiaries. US$175 million of the term facilities had been drawn down at 30 June 2005 (June 2004 US$70 million) leaving an unused balance of the total facilities at that date of US$75 million.

There are no restrictions on the access to this facility. There are a number of financial covenants attaching to this facility including restrictions on the level of borrowings of non guarantor subsidiaries, ensuring the assets of the guarantor subsidiaries are in excess of a specified percentage of total group assets and ensuring certain financial ratios are maintained. The interest rate for this facility is determined based on market rates at the time amounts are drawn down. The Company is in compliance with all covenants.

Notes to the Financial Statements

21.	Interest Bearing Liabilities (continued)

The following table sets out details in respect of the major components of Interest Bearing Liabilities at 30 June, 2005.

Nature of Borrowing	Amount $m	Interest Rate % p.a.	Maturity Date
Bank Overdrafts
Indian rupees	0.3	4.50	At Call
United States dollars	1.1	4.00	At Call

Total Bank Overdrafts	1.4

Bank Loans
Current
Canadian dollars	5.3	3.89	2006
Indian rupees	1.4	4.50	2006

	6.7

Non-Current
United States dollars	26.2	3.99	2008
United States dollars	105.0	4.82	2009
United States dollars	72.1	5.27	2010
United States dollars	26.2	5.28	2012

	229.5

Total Bank Loans	236.2

Other Loans
Current
United States dollars	26.2	4.03	2006

	26.2

Non-Current
Australian dollars	50.0	6.72	2007
Australian dollars	16.0	7.96	2007
Japanese Yen	23.7	3.61	2007
United States dollars	11.8	4.26	2010

	101.5

Total Other Loans	127.7

Total Interest Bearing Liabilities	365.3

Maturity Schedule
Term to maturity:
Within one year	34.3
One to two years	89.7
Two to three years	26.2
Three to four years	105.0
Four to five years	83.9
Greater than five years	26.2

Total	365.3

	Consolidated		The Company
$ in Millions	2005	2004	2005	2004
Net Interest Bearing Debt
Current interest bearing liabilities	34.3	190.2	26.2	179.1
Non-current interest bearing liabilities	331.0	236.0	101.5	134.4
Cash at bank and short-term deposits	(218.7)	(306.9)	(0.5)	(0.8)

Net interest bearing debt	146.6	119.3	127.2	312.7

Notes to the Financial Statements

22.	Provisions

	Consolidated		The Company
$ in Millions	2005	2004	2005	2004
Current
Provision for employee entitlements	26.4	17.1	3.7	3.4
Provision for contingencies	4.1	4.6	—	—
Provision for rationalisation and restructuring costs	12.4	13.1	—	0.2
Provision for Accufix Pacing Lead related expenses	8.9	11.2	—	—
Provision for claims	4.9	6.0	—	—

	56.7	52.0	3.7	3.6
Provision for income tax	2.3	2.6	—	—

Total Current	59.0	54.6	3.7	3.6

Non-Current
Provision for employee entitlements	23.7	23.9	0.3	0.2
Provision for deferred income tax	14.8	20.2	—	—

Total Non-Current	38.5	44.1	0.3	0.2

Total Provisions	97.5	98.7	4.0	3.8

Reconciliations of the carrying amount of each class of provision, except for employee entitlements, are set out below:

	Consolidated		The Company
$ in Millions	2005	2004	2005	2004
Provision for contingencies
Balance at the beginning of the financial year	4.6	4.8	—	—
Net foreign currency differences on translation of self-sustaining operations	(0.5)	(0.2)	—	—

Balance at the end of the financial year	4.1	4.6	—	—

Provision for rationalisation and restructuring
Balance at the beginning of the financial year	13.1	13.5	0.2	2.9
Amounts charged to profit from operating activities	2.0	9.7	—	2.9
Amounts utilised for intended purposes	(2.7)	(10.1)	(0.2)	(5.6)

Balance at the end of the financial year	12.4	13.1	—	0.2

Provision for Accufix Pacing Lead related expenses
Balance at the beginning of the financial year	11.2	14.5	—	—
Amounts charged to profit after tax from operating activities	2.3	—	—	—
Amounts utilised for intended purposes	(3.9)	(3.1)	—	—
Net foreign currency differences on translation of self-sustaining operations	(0.7)	(0.2)	—	—

Balance at the end of the financial year	8.9	11.2	—	—

Provision for claims (Captive Insurance Company)
Balance at the beginning of the financial year	6.0	7.0	—	—
Amounts utilised for intended purposes	(1.1)	(1.0)	—	—

Balance at the end of the financial year	4.9	6.0	—	—

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

	Consolidated
$ in Millions	2005	2004
Depreciation on plant adjustments	(0.3)	1.8
Amortisation of Intangible Assets	10.2	12.4
Other	4.9	6.0

Total	14.8	20.2

Notes to the Financial Statements

22.	Provisions (continued)

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Consolidated		The Company
Employee Entitlements	2005	2004	2005	2004
Assumed rate of increase in wage and salary rates	4.0%	2.0%	4.0%	2.0%
Discount rate	1.3%	4.1%	1.3%	4.1%
Settlement term (years)	10-15	10-15	10-15	10-15
Number of employees at year end	11,059	11,530	93	87

23.	Dissection of Liabilities

	Consolidated		The Company
$ in Millions	2005	2004	2005	2004
Secured
Bank overdrafts	0.3	0.6	—	—
Bank loans	1.4	0.8	—	—
Unsecured
Amounts owing to wholly owned controlled entities	—	—	612.6	611.8
Bank overdrafts	1.1	2.7	—	—
Bank loans	234.8	108.6	—	—
Other loans	127.7	313.5	127.7	313.5
Trade creditors	106.8	124.1	4.3	3.7
Other creditors	26.8	38.6	12.0	13.3
Provisions (as per Note 22)	97.5	98.7	4.0	3.8

Total Unsecured Liabilities	594.7	686.2	760.6	946.1

Total Liabilities	596.4	687.6	760.6	946.1

24.	Expenditure Commitments

	Consolidated		The Company
$ in Millions	2005	2004	2005	2004
(a) Capital expenditure commitments
Contracted but not provided for in the financial statements:
Plant and equipment	0.9	—	—	—

	0.9	—	—	—

Payable within one year	0.9	—	—	—

(b) Operating Lease Commitments
Future operating lease commitments not provided for in the financial statements and payable:
Within one year	9.5	11.8	3.3	3.7
One year or later and no later than five years	27.0	30.1	5.7	8.7
Later than five years	9.5	14.4	1.8	2.4

	46.0	56.3	10.8	14.8

The Group leases property under operating leases expiring from one to fifteen years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated.

Notes to the Financial Statements

25.	Superannuation

Ansell Limited and certain controlled entities contribute to certain defined benefit and accumulation Superannuation Funds maintained to provide superannuation benefits for employees.

The defined benefit funds are listed below. Where applicable, amounts shown have been proportionately determined and are based on values extracted from the most recent financial report of the Fund. In respect of these funds, employer contributions are based on the advice of the plan’s actuary.

$ in millions	2005				2004
Defined Benefit Plan	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits
Plan sponsored by the Company

Equipsuper Superannuation Fund	16.6	16.4	0.2	16.4	37.4	26.7	10.7	22.5

Plans sponsored by other entities in the consolidated entity

Ansell Cash Balance Pension Plan	29.9	40.4	(10.5)	39.2	33.0	44.0	(11.0)	42.7

Ansell Healthcare Products Inc. Union Retirement Plan	7.6	10.8	(3.2)	10.8	7.8	12.0	(4.2)	12.0

Ansell Cash Balance Restoration Plan	—	1.3	(1.3)	1.2	—	1.3	(1.3)	1.3

Total for plans sponsored by the consolidated entity	54.1	68.9	(14.8)	67.6	78.2	84.0	(5.8)	78.5

Equipsuper Superannuation Fund
Country	Australia
Benefit type	Defined benefit/ Accumulation
Basis of contribution	Balance of Cost/Defined Contribution
Date of last actuarial valuation	30/06/2004
Actuary	Mercer Human Resource Consulting Pty. Ltd.

Effective 1 April 2004 members were transferred out of the Pacific Dunlop Superannuation Fund to Equipsuper (an independent Superannuation Fund). Plan net assets and vested benefits attributable to Ansell Limited employees have been calculated at 30 June 2004, being the date of the most recent financial statements of the plan. Accrued benefits are based on an actuarial valuation undertaken at 30 June 2004.

Ansell Cash Balance Pension Plan
Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2005
Actuary	Retirement Plan Actuaries, Inc

Ansell Healthcare Products Inc. Union Retirement Plan
Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2005
Actuary	Retirement Plan Actuaries, Inc

Ansell Cash Balance Restoration Plan
Country	USA
Benefit type	Defined Benefit
Basis of contribution	Contributions equal benefits paid
Date of last actuarial valuation	31/03/2005
Actuary	Retirement Plan Actuaries, Inc

The Company and the controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds.

In accordance with the various Trust Deeds, the Company and their controlled entities are under no legal or constructive obligation to make up any shortfall in the plans’ assets to meet payments due to employees and accordingly no provision has been raised for the deficiencies at 30 June 2005.

The directors, based on the advice of the trustees of the funds, are not aware of any changes in circumstances since the date of the most recent financial statements of the funds which would have a material impact on the overall financial position of the funds.

Notes to the Financial Statements

25.	Superannuation (continued)

Definitions

Balance of cost:	The consolidated entity’s contribution is assessed by the actuary by taking into account the members’ contribution and the values of the assets.
Defined contribution:	The consolidated entity’s contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.
Accrued benefits:	The present value of benefits which the fund is presently obliged to transfer in the future to members and beneficiaries as a result of membership of the fund to the calculation date.
Vested benefits:	Benefits which are not conditional upon the continued membership of the respective fund or any factor other than resignation from the fund.

Details of contributions paid to all funds are as follows:

	Consolidated		The Company
$ in millions	2005	2004	2005	2004
Contributions to defined benefit funds during the year	5.0	4.8	—	—
Contributions to accumulation funds during the year	4.9	6.2	1.2	1.3

Following the transfer of the members and assets of the Pacific Dunlop Superannuation Fund to Equipsuper, the Company received $8.6 million related to the utilisation of surplus assets.

26.	Ownership-Based Remuneration Schemes

Ansell Limited Stock Incentive Plan

The Company only operates one equity incentive plan, the Ansell Limited Stock Incentive plan. Details of the operation of the Plan and the details and number of Performance Share Rights (PSRs) and options granted during the year are set out in Section 2C of the Remuneration Report.

In accordance with the disclosure requirements of Australian Accounting Standards remuneration includes a proportion of the fair value of options and PSRs granted or outstanding during the year. The fair value is determined as at grant date and is progressively allocated over the vesting period for these securities. The amount included as remuneration (as disclosed in the Remuneration Report and Note 29 Director and Executive Disclosures) is not related to, or indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest.

The fair value of options and PSRs is calculated at the date of grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for financial year 2005 are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/PSR	Exercise Price	Share Price on Grant Date	Risk Free Interest Rate	Dividend Yield
Options	300,000	23/9/2002	23/9/2012	$2.66 - $2.70	$6.97	$6.88	5.3%	0.0%
Options	525,000	30/6/2004	30/6/2014	$2.35 - $2.38	$7.40	$7.74	6.1%	2.0%
PSRs	437,500	19/2/2003	30/6/2005	$6.07	N/A	$6.07	N/A	0.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89 - $6.12	N/A	$6.19	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94 - $7.22	N/A	$7.74	N/A	2.0%
PSRs	391,000	8/8/2005	30/6/2007	$7.34 - $7.64	N/A	$7.78	N/A	2.0%

An estimated volatility factor of up to 20% has been applied in the above valuations and is based on an analysis of historical share price data.

Options - Generally

As at the date of this report 825,000 unissued ordinary shares in the Company remain under option (refer to the Section 2C of the Remuneration Report for details).

Notes to the Financial Statements

26.	Ownership-Based Remuneration Schemes (continued)

Discontinued Executive and Employee Share Plans

The Company (when it was Pacific Dunlop Limited) historically operated two share plans for employees and Directors of the consolidated entity:

•	the Pacific Dunlop Executive Share Plan (“Executive Plan”) - discontinued in 1996, and

•	the Pacific Dunlop Employee Share Plan (“Employee Plan”) - discontinued in 1994.

The Employee Plan permitted eligible employees to acquire a number of shares in the Company. The shares were issued at market value, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. The shares are not transferable while a loan remains outstanding, but carry a voting right and an entitlement to dividends (although dividends are applied in reduction of the loan).

Shares issued under the Executive Plan to selected employees (“Executives”) were paid up to 5 cents and were subject to restrictions for a period. While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Once restrictions ceased the price payable upon a call being made is the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company’s ordinary shares on Australian Stock Exchange Limited.

The Company’s accounting policy in respect of the Employee Plan was to recognise the paid up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount was recognised upon issue, apart from the capital paid up on the shares, as the amount of the call payable was not quantifiable at the time of issue. Once a call had been made upon the shares and paid, the Company recognised the increase in paid up capital. The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 5. A loss of $13,801 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2005 (2004 - $4,366 pre-tax).

The market price of the Company’s shares as at 30 June 2005 was $10.04.

Notes to the Financial Statements

27.	Contingent Liabilities and Contingent Assets

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors and officers of certain controlled entities respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain Group Companies remain on foot, the majority of which have been brought in France.

As at 30 June 2005, the balance of the provisions made for settlements in relation to claims (as disclosed in Note 22) is considered adequate to address any remaining liability of members of the Ansell Group.

Latex Allergy Litigation

As at 30 June 2005, there were approximately nine product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves.

In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including the Ansell Group Companies, in an effort to recover their costs related to the latex litigation. In some cases, judgement has been entered against an Ansell Group Company. The relevant Ansell Group Companies are appealing these decisions. The Company is not a defendant in any cases in the United States.

It is not possible at this time to quantify the potential financial impact of the remaining cases on the Group, however they are not considered to have a material potential impact on the Group results either individually or on an aggregate basis.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the Ansell Group’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The Ansell Group has requested that the Court reconsider its decision and the Court has denied that request. The Ansell Group has filed an appeal to the appropriate court. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group, but as to the reorganised Company (Exide Technologies, Inc) the Ansell Group expects to recover only stock in that Company. The ultimate amount of the Ansell Group’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

Notes to the Financial Statements

28.	Financial Instruments

Derivative Financial Instruments

The consolidated entity is involved in a range of derivative financial instruments, which can be defined in the following broad categories:

(i) Forward / Future Contracts

These transactions enable the consolidated entity to buy or sell specific amounts of foreign exchange, financial instruments or commodities at an agreed rate/price at a specified future date. Maturities of these contracts are principally between six months and two years.

(ii) Options

This is a contract between two parties, which gives the buyer of a put or call option the right, but not the obligation, to transact at a specified interest rate/exchange rate or commodity price at a future date, generally for a premium. Maturities of these contracts are principally between three months and two years.

(iii) Swaps

These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

Interest Rate Risk

The Company’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

Net Financial Assets/(Liabilities)

			Fixed Interest maturing in:
$ in millions	Weighted Average Effective Interest Rate %	Floating	1 year or less	1 to 5 years	Over 5 years	Non Interest Bearing	Total
Financial Assets 2005
Recognised
Cash on hand and at bank	1.6%	19.2	6.5	—	—	43.7	69.4
Short-term deposits	4.5%	48.8	105.4	—	—	3.7	157.9
Receivables - trade	NA	—	—	—	—	170.8	170.8
Receivables - other	6.1%	66.8	—	—	—	44.8	111.6
Investments	NA	—	—	—	—	59.0	59.0

Total Financial Assets 2005		134.8	111.9	—	—	322.0	568.7

Financial Liabilities 2005
Recognised
Payables - trade	NA	—	—	—	—	106.8	106.8
Payables - other	NA	—	—	—	—	26.8	26.8
Bank overdraft	4.5%	0.3	—	—	—	1.1	1.4
Bank and other loans	5.1%	6.7	—	357.2	—	—	363.9
Provision for employee entitlements	NA	—	—	—	—	50.1	50.1

Total Financial Liabilities 2005		7.0	—	357.2	—	184.8	549.0

Net Financial Assets/(Liabilities) 2005		127.8	111.9	(357.2)	—	137.2	19.7

Financial Assets 2004
Recognised
Cash on hand and at bank	1.1%	20.5	—	—	—	50.2	70.7
Short-term deposits	4.8%	231.8	—	15.6	—	—	247.4
Receivables - trade	NA	—	—	—	—	183.0	183.0
Receivables - other	6.1%	62.8	—	—	—	46.5	109.3
Investments	NA	—	—	—	—	141.4	141.4

Total Financial Assets 2004		315.1	—	15.6	—	421.1	751.8

Financial Liabilities 2004
Recognised
Payables - trade	NA	—	—	—	—	124.1	124.1
Payables - other	NA	—	—	—	—	38.6	38.6
Bank overdraft	1.5%	3.3	—	—	—	—	3.3
Bank and other loans	5.6%	321.2	—	101.7	—	—	422.9
Provision for employee entitlements	NA	—	—	—	—	41.0	41.0
Unrecognised
Net interest rate swaps	2.0%	(147.4)	121.1	26.3	—	—	—

Total Financial Liabilities 2004		177.1	121.1	128.0	—	203.7	629.9

Net Financial Assets/(Liabilities) 2004		138.0	(121.1)	(112.4)	—	217.4	121.9

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $47.4 million (2004 - $57.7 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 21 - Interest Bearing Liabilities.

Notes to the Financial Statements

28.	Financial Instruments (continued)

Credit Risk and Net Fair Value

Recognised Financial Instruments

(i) Credit Risk

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the Statement of Financial Position, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counter parties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or individual customer.

(ii) Net Fair Value

The Directors consider that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value.

Refer to Note 1 for accounting policies in respect of the carrying values of financial assets and financial liabilities.

Unrecognised Financial Instruments

Credit risk on unrecognised derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. It is not felt that there is a material exposure to any single counterparty or group of counterparties. The consolidated entity’s exposure is almost entirely (over 99%) to banks.

The following table displays:

(i) Face Value

This is the contract’s value upon which a market rate is applied to produce a gain or loss which becomes the settlement value of the derivative financial instrument.

(ii) Credit Risk

This is the maximum exposure to the consolidated entity in the event that all counterparties who have amounts outstanding to the consolidated entity under derivative financial instruments, fail to honour their side of the contracts. The consolidated entity’s exposure is almost entirely to banks (see (v) below). Amounts owed by the consolidated entity under derivative financial instruments are not included.

(iii) Net Fair Value

This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been $3.5 million (2004 - $1.6 million), if all contracts were closed out on 30 June 2005.

	Face Value		Credit Risk		Net Fair Value
$ in millions	2005	2004	2005	2004	2005	2004
Foreign Exchange Contracts
Purchase/Sale Contracts:
- U.S. dollars	78.5	77.0	0.5	0.4	0.4	0.2
- Australian dollars	5.0	22.0	—	—	—	—
- Euro	20.7	19.9	—	—	(0.7)	—
- Other currencies	5.3	13.5	—	0.2	(0.1)	0.1
Cross Currency Swaps:
- U.S. dollars	23.7	53.8	0.9	1.9	0.9	1.9
Foreign Exchange Options
Zero Cost Collar
- Euro/U.S. dollars	99.3	145.4	2.6	1.6	3.3	0.4
- U.S. dollars/Thai baht	16.5	21.5	0.4	0.1	(0.3)	(0.2)
- Australian dollars/U.S. dollars	6.0	11.3	—	0.4	—	0.6
- Canadian dollars/U.S. dollars	29.1	6.8	0.2	0.1	(0.1)	(0.1)
- GBP/U.S. dollars	0.9	8.5	—	—	—	—
- U.S. dollars/Euro	6.6	—	—	—	(0.2)	—
Interest Rate Contracts
Interest Rate Swaps:
- U.S. dollars	38.0	141.0	0.4	0.4	0.3	(1.2)
- Australian dollars	—	50.0	—	—	—	(0.1)

Total	329.6	570.7	5.0	5.1	3.5	1.6

Notes to the Financial Statements

28.	Financial Instruments (continued)

From time to time in the ordinary course of business, the consolidated entity enters into forward exchange contracts to hedge a proportion of its purchase and sale commitments denominated in foreign currencies (principally US dollars). Hedge cover does not exceed 12 months.

(iv) Market/Liquidity Risk

The consolidated entity seeks to reduce the risk of:

(a)	being forced to exit derivative financial instrument positions at below their real worth; or

(b)	finding it cannot exit the position at all, due to lack of liquidity in the market;

by:

(a)	dealing only in liquid contracts dealt by many counterparties; and

(b)	dealing only in large and highly liquid and stable international markets.

(v) Credit Risk by Maturity

The following table indicates the value of amounts owing by counterparties by maturity. Based on the Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor’s or A3 by Moody’s Investors Service, it is felt the risk to the consolidated entity of the counterparty default loss is not material.

	Foreign Exchange Related Contracts		Interest Rate Contracts		Foreign Exchange Options		Total
$ in millions	2005	2004	2005	2004	2005	2004	2005	2004
Term:
0 to 6 mths	0.5	0.6	—	—	2.1	1.1	2.6	1.7
6 to 12 mths	—	0.1	—	—	1.1	1.1	1.1	1.2
1 to 2 yrs	0.9	—	—	—	—	—	0.9	—
2 to 5 yrs	—	1.8	0.4	0.4	—	—	0.4	2.2

Total	1.4	2.5	0.4	0.4	3.2	2.2	5.0	5.1

(vi) Historical Rate Rollovers

It is the consolidated entity’s policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

(vii) Hedges and Anticipated Future Transactions

The following table shows the consolidated entity’s deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate		Foreign Exchange
$ in millions	2005	2004	2005	2004
Anticipated Exposures
Less than 1 year	—	—	—	(0.1)

Realised Swaps Deferred
Less than 1 year	—	0.7
1 to 2 years	(0.3)	0.7
2 to 5 years	(3.6)	4.9

Notes to the Financial Statements

29.	Director and Executive Disclosures

This note is to be read in conjunction with the Remuneration Report.

Total remuneration

The total remuneration of all directors of Ansell Limited and specified executives of the consolidated entity for the 2005 and 2004 financial years is as follows:

Specified Directors of Ansell Limited

	Primary		Post Employment	Equity	Other Benefits
	Fees, cash salary, bonus and non- salary benefits $	Non-monetary benefits $	Superannuation Contributions $	Notional value of equity compensation $	Termination payments $	Total $
2005	2,203,809	36,055	165,898	1,409,968	—	3,815,730
2004 (a)	1,984,875	—	408,320	537,500	2,895,566	5,826,261

Specified Executives of the consolidated entity

	Primary		Post Employment	Equity	Other Benefits
	Cash salary, bonus and non-salary benefits $	Non-monetary benefits $	Superannuation Contributions $	Notional value of equity compensation $	Termination payments $	Total $
2005	3,495,806	—	441,395	1,056,489	752,784	5,746,474
2004 (a)	2,886,724	—	424,791	900,413	—	4,211,928

(a)	Prior year information has been restated to enhance comparability.

Details of remuneration

Refer to Section 1B of the Remuneration Report for details of the remuneration of Non-executive Directors of Ansell Limited for the 2005 financial year.

Details of the remuneration of all directors of Ansell Limited for the 2004 financial year is set out in the following table:

	Primary		Post Employment	Equity	Other Benefits
	Cash salary, bonus and non-salary benefits $	Non-monetary benefits $	Superannuation Contributions $	Notional value of equity compensation $	Termination payments $	Total $
Non-executive
E. D. Tweddell	234,375		21,094			255,469
P. L. Barnes	91,875		8,287			100,162
L. D. Crandall	82,500		7,425			89,925
H. J. Elliott	82,500		7,425			89,925
S. P. Gold (resigned 16 April 2004)	65,625		5,906			71,531
M. J. McConnell (appointed 16 April 2004)	17,187		1,547			18,734
Executive
H. Boon (CEO and Managing Director) (retired 30 June 2004)	1,410,813		356,636	537,500	2,895,566	5,200,515

Total all specified Directors	1,984,875		408,320	537,500	2,895,566	5,826,261

Notes to the Financial Statements

29.	Director and Executive Disclosures (continued)

Details of remuneration (continued)

Refer to Section 2E of the Remuneration Report for details of the remuneration of the Managing Director and specified executives of the consolidated entity for the 2005 financial year.

Details of the remuneration of each of the specified executives of the consolidated entity for the 2004 financial year are set out in the following table:

	Primary		Post Employment	Equity	Other Benefits
Name	Cash salary, bonus and non- salary benefits $	Non-monetary benefits $	Superannuation Contributions $	Notional value of equity compensation $	Termination payments $	Total $
W. Heintz	837,293		125,923	152,988		1,116,204
R. Jilla	620,415		93,910	407,732		1,122,057
N. O’Donnell	290,145		39,004	99,176		428,325
W. Reed	517,278		87,469	142,945		747,692
W. Reilly	496,747		66,173	97,572		660,492
D. Tough (appointed as an executive 11 May 2004 and CEO and Managing Director 1 July 2004)	124,846		12,312			137,158

Total all specified executives	2,886,724		424,791	900,413		4,211,928

Equity Instruments

Refer to the Section 2C of the Remuneration Report for details of options and Performance Share Rights (PSR’s) granted as remuneration to the Managing Director and specified executives.

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Ansell Limited held directly, indirectly or beneficially, by each specified director and specified executive, including their personally-related entities is as follows:

	Held at 1 July 2004	Purchases(a)	Received on vesting of PSRs	Sales	Held at 30 June 2005
Specified directors
E. D. Tweddell	34,220	2,444	—	20,000	16,664
P. L. Barnes	11,685	954	—	—	12,639
L. D. Crandall	8,108	855	—	—	8,963
H. J. Elliott	8,976	855	—	—	9,831
S. P. Gold (b) (alternate to M. J. McConnell)	16,444,079	—	—	16,444,079	—
M. J. McConnell	26,406	5,678	—	26,730	5,354
D. Tough	—	20,000	—	—	20,000
Specified executives
P. Corke	8,333	—	13,333	5,561	16,105
W. Heintz	8,333	—	18,333	—	26,666
R. Jilla	6,000	—	16,666	—	22,666
W. Reed	3,602	—	18,333	5,453	16,482
W. Reilly	5,545	—	13,333	3,965	14,913
P. Soszyn	8,333	—	13,333	16,897	4,769

(a)	Includes shares purchased on market pursuant to the Non-executive Directors’ Share Plan.

(b)	Mr Gold had an indirect non-beneficial interest in 16,428,840 shares at 1 July 2004 by virtue of a 10 per cent limited partnership interest in Trefoil International III, L.P., which is a related body corporate of Shamrock Holdings of California Inc a substantial shareholder of Ansell Limited as at 30 June 2004. During the year ended 30 June 2005 Shamrock Holdings divested its shareholding in Ansell Limited.

Service Agreements

The Company has no service agreements with the Non-executive Directors. Refer to Section 2D of the Remuneration Report for details of service agreements with the Managing Director and specified executives.

Other Transactions with specified directors and specified executives

From time to time, specified directors and specified executives of the Company or its controlled entities, or their personally-related entities, may purchase goods from the consolidated entity. These purchases are on terms and conditions no more favourable than those entered into by unrelated customers and are trivial or domestic in nature.

Notes to the Financial Statements

30. Notes to the Industry Segments Report

(a)	Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(b)	Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(c)	Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - $196.8 million (2004 - $216.3 million) and Americas -$219.9 million (2004 - $233.0 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(d)	Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

(e)	Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe - principally a sales region with one manufacturing facility in the UK.

	2005 $m	2004 $m
(f) Segment Capital Expenditure
Occupational Healthcare	5.1	5.4
Professional Healthcare	6.0	4.4
Consumer Healthcare	3.0	3.3
(g) Region Capital Expenditure
Asia Pacific	8.3	8.7
Americas	4.6	3.4
Europe	1.2	1.0
(h) Segment Depreciation
Occupational Healthcare	9.1	8.7
Professional Healthcare	11.1	11.5
Consumer Healthcare	4.2	5.1
(i) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	11.3	6.9
Professional Healthcare	2.7	1.5
Consumer Healthcare	1.3	4.9

Notes to the Financial Statements

31.	Notes to the Statements of Cash Flows

(a) Reconciliation of Net Cash Provided by Operating Activities to Net Profit after Income Tax

	Consolidated		The Company
$ in Millions	2005	2004	2005	2004
Net profit after income tax	13.1	72.6	65.7	57.8
Add/(less) non-cash items:
Depreciation	23.4	23.8	0.2	0.1
Amortisation	21.9	22.9	—	—
Provision for doubtful debts - trade	(0.1)	1.2	0.1	0.2
Provision for doubtful debts - wholly owned controlled entities	—	—	16.4	87.2
Write down of investments in wholly owned controlled entities/(release of impairment provision)	—	—	42.3	(64.3)
Write down of investments in SPT partnership and other companies	80.0	1.0	—	—
Write down of property, plant and equipment	—	8.8	—	—
Add/(less) items classified as investing/financing activities:
Interest revenue	(8.5)	(9.0)	(85.6)	(81.7)
Borrowing costs	21.9	29.4	13.0	27.6
Loss/(gain) on sale of investments, properties, plant and equipment	0.1	(0.8)	—	—

Net cash provided by operating activities before change in assets and liabilities	151.8	149.9	52.1	26.9
Change in assets and liabilities net of effect from acquisitions and disposals of controlled entities and businesses:
(Increase)/Decrease in debtors	10.0	24.9	(1.5)	7.7
(Increase)/Decrease in inventories	28.5	2.1	0.4	(0.6)
Decrease/(Increase) in prepaid expenses/other assets	2.0	(5.5)	0.5	2.4
(Increase)/Decrease in deferred expenses	(2.1)	—	—	—
Increase/(Decrease) in creditors and bills payable	(17.3)	(6.0)	0.6	(0.8)
(Decrease)/Increase in provisions and other liabilities	(7.3)	7.8	(1.1)	(0.2)
Increase/(Decrease) in provision for deferred income tax	(5.4)	(1.3)	—	—
(Increase)/Decrease in future income tax benefit	9.1	7.8	—	—
(Decrease)/Increase in provision for income tax	(0.3)	(0.5)	—	—
Other non-cash items (including foreign currency impact)	(16.2)	—	1.9	0.2

Net cash provided by operating activities	152.8	179.2	52.9	35.6

(b) Components of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash, at the end of the financial year, as shown in the Statements of Cash Flows, comprises:

		Consolidated		The Company
$ in Millions		2005	2004	2005	2004
Cash on hand	11	0.2	0.9	—	—
Cash at bank	11	69.2	69.8	0.5	0.8
Short-term deposits	11	149.5	237.1	—	—
Restricted deposits*	11	8.4	10.3	—	—
Bank overdrafts	21	(1.4)	(3.3)	—	—

		225.9	314.8	0.8	0.8

*	Refer to note 11 for further details on these amounts.

(c) Net Loans to Controlled Entities

In the Statements of Cash Flows of the Company, loan movements with controlled entities are disclosed as a net movement due to such transactions being large in number and rapid in turnover.

Notes to the Financial Statements

32.	Acquisition of Controlled Entities and Material Businesses

	Date of Acquisition	Voting Shares Acquired %	Cost of Acquisition $ million	Net Tangible Assets Acquired $ million	Description of Purchase Consideration
No acquisitions were made during the year

33.	Disposal of Controlled Entities and Material Businesses

	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $ million	Net Tangible Assets Disposed $ million	Profit/ (Loss) on Disposal $ million
No disposals were made during the year

34.	Non-Director Related Party Disclosures

Ansell Limited is the parent entity of all entities detailed in Note 37 and from time to time has dealings on normal commercial terms and conditions with those related entities, the effects of which are eliminated in the consolidated financial statements.

Disclosures in respect of certain transactions with controlled entities and related parties and amounts paid to or received therefrom are as set out in the details below. Other transactions with related entities, which are eliminated on consolidation, include the lease of certain properties, the supply of materials and labour and the provision of both short and long term finance in the form of varying financial instruments, all of which are conducted on normal commercial terms and conditions.

Notes to the Financial Statements

34.	Non-Director Related Party Disclosures (continued)

(a) Transactions with Associates and Other Related Companies

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd. During the course of the year, the consolidated entity received royalties from South Pacific Tyres N.Z. Ltd. as detailed below:

	Consolidated		The Company
	2005 $m	2004 $m	2005 $m	2004 $m
Royalty revenue
South Pacific Tyres N.Z. Ltd.	0.6	1.3	—	—

(b) Transactions with Partnerships

The consolidated entity carries on a partnership with Goodyear in Australia under the name of South Pacific Tyres. During the course of the year the Company and the consolidated entity conducted financial transactions with South Pacific Tyres on normal commercial terms and conditions being:

	Consolidated		The Company
$ in Millions	2005	2004	2005	2004
Other revenue
South Pacific Tyres	4.0	3.5	—	—

Aggregate current amounts receivable (a)
South Pacific Tyres	0.6	0.5	—	—

Aggregate non-current amounts receivable
South Pacific Tyres (a)	66.2	62.3	—	—

	66.2	62.3	—	—

(a)	Amount included within Other Amounts Receivable (Note 12)

Loans

On 20 December 2000, the Company agreed to make available to the South Pacific Tyres Partnership a loan for $56.3 million for a period of two years pending South Pacific Tyres receipt of this amount from Goodyear. The loan was drawn down in two tranches, $31.3 million on 20 December 2000 and $25.0 million on 5 January 2001.

On 20 December 2000, the Company was assigned a South Pacific Tyres receivable due from Goodyear of $31.3 million as partial settlement of the above loan. During the year ended 30 June 2002 Goodyear repaid the loans.

In October 2001, the Company through a controlled entity agreed to lend South Pacific Tyres up to $56.3 million.

The terms of the further agreements of October 2001 with Goodyear containing put and call options (which enables Ansell to put its investment to Goodyear during the 12 month period commencing 13 August 2005 or for Goodyear to exercise its call option over Ansell’s investment during the 6 month period from 13 August 2006) provide the consolidated entity an actionable exit strategy in respect of its investment in the South Pacific Tyres Partnership.

The loans mature at the earlier of:

•	the Company exercising the put option (no earlier than August 2005),

•	the tenth anniversary of the agreement (October 2011), and

•	the dissolution of the partnership (not expected).

Interest is charged at the 90 day bank bill rate plus a margin of 0.6% per annum, and is capitalised to the principal balance quarterly.

Interest brought to account in relation to this loan during the year:

$ in Millions	Consolidated 2005	The Company 2005
Interest revenue	4.0	—

In addition, under the partnership agreement, South Pacific Tyres leases certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.2 million (2004 - $0.2 million) were made by South Pacific Tyres to the consolidated entity. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

Notes to the Financial Statements

35.	Earnings per Share

	Consolidated
$ in Millions	2005	2004
Earnings reconciliation
Net profit	13.1	72.6
Net profit attributable to outside equity interests	1.8	1.9

Basic earnings	11.3	70.7
Diluted earnings	11.3	70.7

Weighted average number of ordinary shares used as the denominator
Number for basic earnings per share
Ordinary shares	167.5	180.8
Effect of partly paid Executive Plan shares, options and PSR’s	1.6	1.3

Number for diluted earnings per share	169.1	182.1

Partly paid Executive Plan shares, options and PSR’s have been included in diluted earnings per share in accordance with accounting standards.

Conversion, Call, Subscription or issue after 30 June 2005

Refer to Note 5 for further information.

36.	Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity can be reliably measured.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

Notes to the Financial Statements

37.	Particulars Relating to Controlled Entities

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial 2005%	Interest 2004%
Ansell Limited	Australia
Ansell Healthcare Japan Co. Ltd.	*Japan	100	100
Ativ Pac Pty. Ltd.	Australia	100	100
BNG Battery Technologies Pty. Ltd.	Australia	100	100
Cliburn Investments Pty. Ltd.	Australia	100	100
Dexboy International Pty. Ltd.	Australia	100	100
Corrvas Insurance Pty. Ltd.	Australia	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	100	100
FGDP Pty. Ltd.	Australia	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	100	100
N Harvesters Pty. Ltd.	Australia	100	100
PSL Industries Pty. Ltd.	Australia	100	100
International Better Brands Pty. Ltd	Australia	100	100
Licknib Pty. Ltd.	Australia	100	100
Nucleus Ltd.	Australia	100	100
Lifetec Project Pty. Ltd.	Australia	100	100
Medical TPLC Pty. Ltd.	Australia	100	100
N&T Pty. Ltd.	Australia	100	100
Nucleus Trading Pte. Ltd.	*Singapore	100	100
THLD Ltd.	Australia	100	100
TNC Holdings Pte. Ltd.	*Singapore	100	100
TPLC Pty. Ltd.	Australia	100	100
Societe de Management Financier S.A.	*France	100	100
Olympic General Products Pty. Ltd.	Australia	100	100
Foamlite (Australia) Pty. Ltd.	Australia	100	100
Pacific Distribution Properties Pty. Ltd.	Australia	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	100	100
Pacific Dunlop Linings Pty. Ltd.	Australia	100	100
Pacific Dunlop Tyres Pty. Ltd.	Australia	100	100
P.D. Holdings Pty. Ltd.	Australia	100	100
P.D. International Pty. Ltd.	Australia	100	100
Ansell Canada Inc.	*Canada	100	100
Llesna Healthcare Pty. Ltd.	Australia	100	100
Ansell Kemwell Ltd.	*India	74.9	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	100	100
Ansell (Thailand) Ltd.	*Thailand	100	100
Medical Telectronics N.V.	*Netherlands Ant.	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	100	100
Mt Waverley Estates Pty. Ltd.	Australia	100	100
Pacific Dunlop (Hong Kong) Limited	*Hong Kong	100	100
Corrvas Insurance (Singapore) Pte. Ltd.	*Singapore	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	100	100
Ansell Brazil LTDA	*Brazil	100	100
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	100	100
Commercializadora GNK S.A de C.V.	*Mexico	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	100	100
Pacific Dunlop Holdings (USA) Inc.	*USA	100	100
Ansell Healthcare Products LLC. (a)	*USA	100	100
Ansell Protective Products Inc.	*USA	100	100
Pacific Chloride Inc.	*USA	100	100

Notes to the Financial Statements

37.	Particulars Relating to Controlled Entities (continued)

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial 2005%	Interest 2004%
Pacific Dunlop Holdings Inc.	*USA	100	100
Pacific Dunlop USA Inc.	*USA	100	100
TPLC Holdings Inc.	*USA	100	100
Accufix Research Institute Inc.	*USA	100	100
TPLC S.A.	*France	100	100
Cotac Corporation	*USA	100	100
Pacific Dunlop Finance Company Inc.	*USA	100	100
Pacific Dunlop Holdings (Europe) Ltd.	*U.K.	100	100
Ansell Healthcare Europe N.V.	*Belgium	100	100
Ansell GmbH	*Germany	100	100
Ansell Italy Srl	* Italy	100	100
Ansell S.A.	*France	100	100
Ansell Spain SL (Sociedad de Responsabilidad Limitada)	*Spain	100	—
Ansell UK Limited	*U.K.	100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore	100	100
JK Ansell Ltd.	*India	(b) 50	(b) 50
Ansell Services (Asia) Sdn. Bhd.	*Malaysia	100	100
Ansell Ambi Sdn. Bhd.	*Malaysia	100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia	100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia	100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia	75	75
Ansell Medical Sdn. Bhd.	*Malaysia	75	75
Ansell N.P. Sdn. Bhd.	*Malaysia	75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia	100	100
PDOCB Pty. Ltd.	Australia	100	100
Ansell Medical Products Pvt. Ltd.	*India	100	100
Suretex Ltd.	*Thailand	100	100
Latex Investments Ltd.	Mauritius	100	100
Suretex Prophylactics (India) Ltd.	*India	100	100
STX Prophylactics S.A .(Pty.) Ltd.	*Sth Africa	100	100
PD Licensing Pty. Ltd.	Australia	100	100
PD Shared Services Pty. Ltd.	Australia	100	100
PD Shared Services Holdings Pty. Ltd.	Australia	100	100
Siteprints Pty. Ltd.	Australia	100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong	100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.	100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands	100	100
Textile Industrial Design & Engineering Pty. Ltd.	Australia	100	100
The Distribution Group Holdings Pty. Ltd.	Australia	100	100
The Distribution Group Pty. Ltd.	Australia	(c) 100	(c) 100
Nwodhsa Enterprises (Wholesale) Pty. Ltd.	Australia	100	100
TDG Warehousing Pty. Ltd.	Australia	100	100
The Distribution Trust	Australia	100	100
Union Knitting Mills Pty. Ltd.	Australia	100	100
Xelo Pty. Ltd.	Australia	100	100
Xelo Sacof Pty. Ltd.	Australia	100	100

Controlled Entities Sold in Year Ended 30 June 2005

No controlled entities were sold during the current financial year.

Notes to the Financial Statements

37.	Particulars Relating to Controlled Entities (continued)

	Country of Incorporation	Beneficial Interest
		2005%	2004%
Controlled Entities in Voluntary Liquidation at 30 June 2005
TPLC Medizinprodukte GmbH.	*Germany	100	100

Controlled Entities Voluntarily Liquidated During the Year Ended 30 June 2005
Ansell Glove Company Ltd.	*UK	100	100
Golden Needles Knitting & Glove Co. Ltd.	*UK	100	100
Mates Vending Ltd.	*UK	100	100
TPLC Ltd.	*UK	100	100
Ansell Belgium Holdings SPRL N.V.	*Belgium	100	100

*	Controlled Entities incorporated outside Australia carry on business in those countries.

(a)	During the year Ansell Services Inc. was merged with Ansell Healthcare Products LLC.

(b)	Ansell Healthcare has day-to-day management control of this entity.

(c)	The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

Notes to the Financial Statements

38.	Impact of Adopting Australian Equivalents to IFRS

Ansell is in the process of transitioning its accounting polices and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS). The adoption of AIFRS will be reflected in Ansell’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. This will mean that the opening AIFRS balance sheet will be a restated comparative balance sheet, dated 1 July 2004. Most adjustments required on transition to AIFRS will be made, retrospectively against opening accumulated losses as at 1 July 2004, however transitional adjustments relating to those standards where comparatives are not required will only be made on 1 July 2005. Comparatives restated to comply with AIFRS will be reported, for the first time, in the financial statements for the half-year ending 31 December 2005.

Ansell has established a project team to plan and implement the transition process to AIFRS. The project team has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”. The choices have been analysed to determine the most appropriate accounting policy for Ansell.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and the known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS.

The figures disclosed are management’s best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the AIFRS project team; (b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations. Therefore, until Ansell prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

Impact on Statements of Financial Performance for the year ended 30 June 2005

	Note	AGAAP $m	Consolidated Transition Impact $m	AIFRS $m	AGAAP $m	The Company Transition Impact $m	AIFRS $m
Revenue
Total revenue		1,109.9		1,109.9	240.0		240.0

Expenses
Cost of goods sold		650.1		650.1	74.8		74.8
Selling, distribution and administration	(b)(c)	277.8	(1.1)	276.7	27.6	0.5	28.1
Depreciation and amortisation	(a)	45.3	(20.5)	24.8	0.2		0.2
Write-down of assets		80.0		80.0	58.7		58.7
Other		—		—	—		—

Total expenses, excluding borrowing costs		1,053.2	(21.6)	1,031.6	161.3	0.5	161.8
Borrowing costs		21.9		21.9	13.0		13.0

Profit from ordinary activities before income tax expense		34.8	21.6	56.4	65.7	(0.5)	65.2
Income tax expense attributable to ordinary activities		21.7		21.7	—		—

Net profit from ordinary activities after income tax expense		13.1	21.6	34.7	65.7	(0.5)	65.2
Outside equity interests in net profit after income tax		1.8		1.8	—		—

Net profit after income tax attributable to Ansell Limited shareholders		11.3	21.6	32.9	65.7	(0.5)	65.2

Notes to the Financial Statements

38.	Impact of Adopting Australian Equivalents to IFRS (continued)

Impact on the Statement of Financial Position of the consolidated entity at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005

	Consolidated
	Note	AGAAP $m	1 July 2004 Transition Impact $m	AIFRS $m	AGAAP $m	30 June 2005 Transition Impact $m	AIFRS $m
Current Assets
Cash on hand		0.9		0.2	0.9		0.2
Cash at bank and on deposit		306.9		306.9	218.7		218.7
Cash assets - restricted deposits		10.3		10.3	8.4		8.4
Receivables		228.7		228.7	214.1		214.1
Inventories		185.8		185.8	157.3		157.3
Other		16.4		16.4	14.4		14.4

Total Current Assets		749.0	—	749.0	613.1	—	613.1

Non-Current Assets
Receivables		63.6		63.6	68.3		68.3
Other financial assets		141.4		141.4	59.0		59.0
Property, plant and equipment		227.8		227.8	195.4		195.4
Intangible assets	(a)	293.4		293.4	246.2		266.7
Deferred tax assets		24.2		24.2	15.1	20.5	15.1
Other		—		—	2.1		2.1

Total Non-Current Assets		750.4	—	750.4	586.1	20.5	606.6

Total Assets		1,499.4	—	1,499.4	1,199.2	20.5	1,219.7

Current Liabilities
Payables	(b)	159.4		159.4	132.8	(3.7)	129.1
Interest bearing liabilities		190.2		190.2	34.3		34.3
Provisions		52.0		52.0	56.7		56.7
Current tax liabilities		2.6		2.6	2.3		2.3
Other	(c)	—	16.0	16.0	—	19.6	19.6

Total Current Liabilities		404.2	16.0	420.2	226.1	15.9	242.0

Non-Current Liabilities
Payables		3.3		3.3	0.8		0.8
Interest bearing liabilities		236.0		236.0	331.0		331.0
Provisions		23.9		23.9	23.7		23.7
Deferred tax liabilities		20.2		20.2	14.8		14.8

Total Non-Current Liabilities		283.4	—	283.4	370.3	—	370.3

Total Liabilities		687.6	16.0	703.6	596.4	15.9	612.3

Net Assets		811.8	(16.0)	795.8	602.8	4.6	607.4

Equity
Contributed equity		1,383.9		1,383.9	1,232.8		1,232.8
Reserves	(b) (d)	(275.6)	279.6	4.0	(296.6)	284.2	(12.4)
Accumulated losses	(c) (d)	(306.7)	(295.6)	(602.3)	(342.5)	(279.6)	(622.1)

Total equity attributable to Ansell Limited shareholders		801.6	(16.0)	785.6	593.7	4.6	598.3
Outside equity interests		10.2		10.2	9.1		9.1

Total Equity		811.8	(16.0)	795.8	602.8	4.6	607.4

Notes to the Financial Statements

38.	Impact of Adopting Australian Equivalents to IFRS (continued)

Impact on the Statement of Financial Position of the Company at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005

					Company
	Note		AGAAP $m	1 July 2004 Transition Impact $m	AIFRS $m	AGAAP $m	30 June 2005 Transition Impact $m	AIFRS $m
Current Assets
Cash at bank and on deposit			0.8		0.8	0.5		0.5
Receivables			594.2		594.2	321.3		321.3
Inventories			13.1		13.1	12.7		12.7
Other			1.8		1.8	1.3		1.3

Total Current Assets			609.9	—	609.9	335.8	—	335.8

Non-Current Assets
Receivables			0.8		0.8	1.4		1.4
Other financial assets			1,526.6		1,526.6	1,484.3		1,484.3
Property, plant and equipment			0.4		0.4	0.2		0.2
Intangible assets			—		—	21.5		21.5

Total Non-Current Assets			1,527.8	—	1,527.8	1,507.4	—	1,507.4

Total Assets			2,137.7	—	2,137.7	1,843.2	—	1,843.2

Current Liabilities
Payables			628.8		628.8	628.9		628.9
Interest bearing liabilities			179.1		179.1	26.2		26.2
Provisions			3.6		3.6	3.7		3.7
Other	(c	)	—	0.4	0.4	—	0.4	0.4

Total Current Liabilities			811.5	0.4	811.9	658.8	0.4	659.2

Non-Current Liabilities
Interest bearing liabilities			134.4		134.4	101.5		101.5
Provisions			0.2		0.2	0.3		0.3

Total Non-Current Liabilities			134.6	—	134.6	101.8	—	101.8

Total Liabilities			946.1	0.4	946.5	760.6	0.4	761.0

Net Assets			1,191.6	(0.4)	1,191.2	1,082.6	(0.4)	1,082.2

Equity
Contributed equity			1,383.9		1,383.9	1,232.8		1,232.8
Accumulated losses	(c	)	(192.3)	(0.4)	(192.7)	(150.2)	(0.4)	(150.6)

Total Equity			1,191.6	(0.4)	1,191.2	1,082.6	(0.4)	1,082.2

Notes to the Financial Statements

38.	Impact of Adopting Australian Equivalents to IFRS (continued)

Impact on Accumulated Losses as at 1 July 2004

	Consolidated $m	Company $m
Accumulated losses as at 1 July 2004 under AGAAP	(306.7)	(192.3)
AIFRS reconciliation
- transfer from foreign currency translation reserve	(279.6)	—
- defined benefit plans accumulated pension liability	(16.0)	(0.4)

Accumulated losses as at 1 July 2004 under AIFRS	(602.3)	(192.7)

Notes

(a)	Intangible Assets - goodwill

Under AASB 3 “Business Combinations” amortisation of goodwill will be prohibited and will be replaced by impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. Such impairment testing will focus on the discounted cash flows of the related cash generating unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise but not exceeding 20 years. The Group has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition.

If the policy required by AASB 3 had been applied during the year ended 30 June 2005, consolidated goodwill at 30 June 2005 would have been $20.5 million higher and consolidated amortisation expense for the year ended 30 June 2005 would have been $20.5 million lower. There would have been no impact on the Company’s financial statements.

(b)	Share based payments

Options and/or Performance Share Rights (PSR’s) are granted to executives under the Ansell Limited Stock Incentive Plan. Under current Australian GAAP no expense is required to be recognised for options/PSR’s issued to employees however the Group has recorded a charge to the profit and loss over the past three years based on the expected vesting of PSR’s with the accrual for the current year of $3.7 million being recorded within current payables.

Under AASB 2 “Share-based Payments” the Group is required to recognise an expense for the fair value of both options and PSR’s issued to employees after 7 November 2002 that had not vested as at 1 January 2005 with a corresponding increase in a share-based payment reserve. This will result in a change to the current policy of recognising an expense for PSR’s only and recording such an expense as an accrual within current payables.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated employee costs at 30 June 2005 would have been $0.9 million higher, current liabilities would have been $3.7 million lower and a share-based payment reserve of $4.6 million would have been recognised.

(c)	Defined benefit superannuation plans

Under current Australian GAAP, defined benefit superannuation plans are accounted for on a cash basis with no defined benefit obligation or plan assets recognised in the balance sheet. Under AASB 119 “Employee Benefits” the net deficit/surplus of the Group’s defined benefit superannuation plans is required to be recognised in the balance sheet as a liability/asset. The AASB 1 election to recognise all cumulative actuarial gains and losses at transition date through accumulated losses/retained earnings will be adopted. At the date of transition an amount of $16.0 million is expected to be recognised as a liability of the consolidated entity with a consequential increase in accumulated losses of $16.0 million (The Company $0.4 million).

For the financial year ended 30 June 2005 the adjustment in the consolidated entity to recognise the increase in the pension liability for the year is expected to be $3.6 million (The Company nil) with a reduction in employee costs of $2 million (The Company an increase in employee costs of $0.5 million) expected to be recognised in the income statement and actuarial losses of $5.6 million (The Company actuarial gains of $0.5 million) expected to be recognised in accumulated losses.

Notes to the Financial Statements

38.	Impact of Adopting Australian Equivalents to IFRS (continued)

Notes (continued)

(d)	Foreign currency

Under AASB 121 “The Effect of Changes in Foreign Exchange Rates” each entity in the consolidated entity determines its functional currency, being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at average exchange rates during the period which approximate the rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

There are no expected changes in functional currency for the Company or its subsidiaries.

The AASB 1 election to reset existing foreign currency translation reserve balances as at 1 July 2004 to nil will be adopted. As a result the balance of the foreign currency translation reserve of the group at 30 June 2005 will increase by $279.6 million. Consolidated accumulated losses will increase by this amount. There will be no effect on the Company’s financial statements.

On the disposal/liquidation of a foreign operation, AASB 21 requires the amount recognised in the foreign currency translation reserve attributable to the foreign operation be included in the calculation of the gain or loss on disposal/liquidation and recycled through the current year income statement.

(e)	Financial Instruments

The Group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 “Financial Instruments : Disclosure and Presentation” and AASB 139 “Financial Instruments : Recognition and Measurement” only from 1 July 2005. This allows the Group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132, the current classification of financial instruments issued by entities in the consolidated entity would not change.

The Group uses cash flow hedges such as interest rate swap contracts and foreign exchange forward and option contracts to hedge the variability in cash flows associated with floating debt and highly probable forecast sales and purchases in currencies other than US dollars. Under AASB 139 changes in the fair value of cash flow hedges can be deferred in equity in the Statement of Financial Position provided certain prescribed effectiveness test are met. Changes in the market value of fair value hedges together with changes in the fair value of the underlying positions are booked to the Statement of Financial Position.

The Group currently values all hedges at their fair value and defers gains and losses on effective hedges to the Statement of Financial Position until the underlying transaction occurs.

The Group expects to predominantly continue the use of cash flow hedging in respect of its foreign exchange and interest rate risk hedges, which will increase or decrease shareholders’ equity and assets/liabilities. However, the time value component of foreign exchange option contracts, which fall outside the prescribed effectiveness tests, will be recorded in reported earnings from 1 July 2005.

Directors’ Declaration

1. In the opinion of the directors of Ansell Limited (‘the Company’):

(a) the financial statements and notes, set out on pages 23 to 68, and the remuneration disclosures that are contained in the Remuneration report in the Directors’ report, set out on pages 9 to 16, are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia, including Australian Accounting Standard AASB 1046 ‘Director and Executive Disclosures by Disclosing Entities’ and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and the Chief Financial Officer for the financial year ended 30 June 2005.

Signed in accordance with a resolution of the directors:

Peter L Barnes	Douglas D Tough
Director	Director

Dated in Melbourne this 23rd day of September 2005

Independent Audit Report

to the members of Ansell Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 38 to the financial statements, the disclosures made as required by Accounting Standard AASB 1046 ‘Director and Executive Disclosures by Disclosing Entities’ in the ‘Remuneration report’ in the Directors’ report as permitted by the Corporations Regulations 2001 (‘remuneration disclosures’) and the directors’ declaration for both Ansell Limited (the ‘Company’) and its Controlled Entities (the ‘Consolidated Entity’) for the year ended 30 June 2005. The Consolidated Entity comprises both the Company and the entities it controlled during the year.

The Remuneration report also contains information in tables 2 and 4 not required by Australian Accounting Standard AASB 1046 ‘Director and Executive Disclosures by Disclosing Entities’, which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 ‘Director and Executive Disclosures by Disclosing Entities’ and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities’ and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

•	examining on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the financial report including the remuneration disclosures that are contained in the Remuneration report in the Directors’ report of Ansell Limited are in accordance with:

(a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

ii.	complying with Accounting Standards in Australia, including Australian Accounting Standard AASB 1046 ‘Director and Executive Disclosures by Disclosing Entities’, and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

KPMG

Peter Jovic
Partner

Melbourne
23 September 2005

Supplementary Unaudited U.S. Dollar Financial Information

For the year ended 30 June 2005

Ansell Limited and its Controlled Entities

The following unaudited US dollar financial information is supplementary to the Company’s Financial Report for the year ended 30 June 2005. It is provided as additional information for the Company’s shareholders. This financial information does not form part of the Company’s financial statements that are required to be prepared under the Corporations Act 2001, Australian Accounting Standards and the ASX listing rules.

This financial information has been derived from the Company’s Financial Report.

Translation of amounts from Australian dollars to US dollars in the Statement of Financial Performance, Statement of Cash Flows and Operating Revenue and Operating Result within the Industry Segments have been made at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2004 to June 2005.

Translation of amounts from Australian dollars to US dollars in the Statement of Financial Position and Assets Employed and Liabilities within the Industry Segments have been made at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters, on Thursday 30 June 2005, at US$0.76265 = A$1 (30 June 2004 US$0.68885 = A$1).

Supplementary Unaudited U.S. Dollar Financial Information

Statement of Financial Performance

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

	2005 US$m	2004 US$m
Revenue
Sales	823.9	791.9
Other revenue	10.3	12.7

Total revenue	834.2	804.6
Expenses
Cost of goods sold	488.6	471.0
Selling, distribution and administration	208.5	206.0
Depreciation and amortisation	33.9	33.2
Write-down of assets	60.9	6.9

Total expenses, excluding borrowing costs	791.9	717.1
Borrowing costs	16.6	20.9

Profit from ordinary activities before income tax expense	25.7	66.6
Income tax expense attributable to ordinary activities	16.4	14.8

Net profit from ordinary activities after income tax expense	9.3	51.8
Outside equity interests in net profit after income tax	1.4	1.4

Net profit after income tax attributable to Ansell Limited shareholders	7.9	50.4

	2005 US cents	2004 US cents
Earnings per share is based on net profit after income tax attributable to Ansell Limited shareholders
Basic earnings per share*	4.7	27.9
Diluted earnings per share	4.7	27.8

*	Basic earnings per share in the current period is 41.1 US cents excluding the effect of the write-down of the investment in the South Pacific Tyres Partnership.

Supplementary Unaudited U.S. Dollar Financial Information

Statement of Financial Position

of Ansell Limited and its Controlled Entities as at 30 June 2005

	2005 US$m	2004 US$m
Current Assets
Cash on hand	0.2	0.6
Cash at bank and on deposit	166.8	211.4
Cash - restricted deposits	6.4	7.1
Receivables (a)	163.1	157.5
Inventories	120.1	128.0
Other	11.0	11.3

Total Current Assets	467.6	515.9

Non-Current Assets
Receivables (a)	52.1	43.8
Other financial assets (b)	45.0	97.4
Property, plant and equipment	149.0	156.9
Intangible assets	187.8	202.1
Deferred tax assets	11.5	16.7
Other	1.6	—

Total Non-Current Assets	447.0	516.9

Total Assets	914.6	1,032.8

Current Liabilities
Payables	101.2	109.8
Interest-bearing liabilities	26.3	131.0
Provisions	43.2	35.8
Current tax liabilities	1.8	1.8

Total Current Liabilities	172.5	278.4

Non-Current Liabilities
Payables	0.6	2.3
Interest-bearing liabilities	252.4	162.6
Provisions	18.1	16.5
Deferred tax liabilities	11.3	13.9

Total Non-Current Liabilities	282.4	195.3

Total Liabilities	454.9	473.7

Net Assets	459.7	559.1

Equity
Contributed equity	940.2	953.3
Reserves	(226.2)	(189.9)
Accumulated losses	(261.2)	(211.3)

Total Equity Attributable to Ansell Limited Shareholders	452.8	552.1
Outside equity interests	6.9	7.0

Total Equity	459.7	559.1

(a)	Includes interest bearing loans to South Pacific Tyres Partnership of US$ 50.9 million (June 2004 US$ 43.3 million).

(b)	Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of US$ 44.1 million (June 2004 US$ 95.1 million).

Supplementary Unaudited U.S. Dollar Financial Information

Statement of Cash Flows

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

	2005 US$m	2004 US$m
Cash flows Related to Operating Activities
Receipts from customers (excluding non recurring and Accufix Research Institute)	848.2	822.2
Payments to suppliers and employees (excluding non recurring and Accufix Research Institute)	(718.4)	(676.3)

Net receipts from customers (excluding non recurring and Accufix Research Institute)	129.8	145.9
Income taxes paid	(12.3)	(11.3)

Net cash provided by operating activities (excluding non recurring and Accufix Research Institute)	117.5	134.6
Non recurring payments to suppliers and employees	—	(5.1)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(2.9)	(2.2)

Net Cash Provided by Operating Activities	114.6	127.3

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	(10.6)	(9.8)
Proceeds from sale of plant and equipment in the ordinary course of business	—	3.7
Loans repaid	—	2.4
Proceeds from sale of other investments	1.1	—
Payments for other investments	—	(0.9)

Net Cash Used in Investing Activities	(9.5)	(4.6)

Cash Flows Related to Financing Activities
Proceeds from borrowings	109.0	74.2
Repayments of borrowings	(128.9)	(100.2)

Net repayments of borrowings	(19.9)	(26.0)
Proceeds from issues of shares	3.8	0.7
Payments for share buy-back	(121.7)	(47.9)
Dividends paid	(18.6)	(21.9)
Interest received	6.4	6.4
Interest and borrowing costs paid	(17.3)	(20.4)

Net Cash Used in Financing Activities	(167.3)	(109.1)

Net (Decrease)/Increase in Cash Held	(62.2)	13.6
Cash at the beginning of the financial year	216.8	198.4
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	17.7	4.8

Cash at the End of the Financial Year	172.3	216.8

Supplementary Unaudited U.S. Dollar Financial Information

Industry Segments

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

	Operating Revenue		Operating Result
	2005 US$m	2004 US$m	2005 US$m	2004 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	414.3	387.8	61.0	52.8
Professional Healthcare	279.2	271.6	32.7	28.7
Consumer Healthcare	130.4	132.5	22.0	22.6

Total Ansell Healthcare	823.9	791.9	115.7	104.1
Unallocated items	10.3	12.7	(6.5)	(9.2)

Operating EBITA			109.2	94.9
Write-down of investment in South Pacific Tyres			(60.9)
Write-down of Ansell Healthcare assets/Discontinued Businesses adjustments				(1.2)

EBITA			48.3	93.7
Goodwill amortisation			(15.3)	(15.2)

Earnings before Net Interest and Tax (EBIT)			33.0	78.5
Borrowing costs net of interest revenue			(7.3)	(11.9)

Operating Profit before Tax			25.7	66.6
Tax			(16.4)	(14.8)
Outside equity interests			(1.4)	(1.4)

Total Consolidated	834.2	804.6	7.9	50.4

REGIONS
Asia Pacific	122.5	119.7	29.3	29.5
Americas	395.3	387.0	51.1	46.1
Europe	306.1	285.2	35.3	28.5

Total Ansell Healthcare	823.9	791.9	115.7	104.1

	Assets Employed		Liabilities
	2005 US$m	2004 US$m	2005 US$m	2004 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	191.3	189.3	63.7	66.2
Professional Healthcare	176.1	191.1	47.7	46.9
Consumer Healthcare	67.5	76.0	16.1	25.6

Total Ansell Healthcare	434.9	456.4	127.5	138.7
Unallocated items (a)	118.5	155.2	327.4	335.0
Goodwill and Brand names	187.8	202.1
Cash	173.4	219.1

Total Consolidated	914.6	1,032.8	454.9	473.7

REGIONS
Asia Pacific	175.7	184.8	45.8	51.9
Americas	150.1	156.7	56.1	62.4
Europe	109.1	114.9	25.6	24.4

Total Ansell Healthcare	434.9	456.4	127.5	138.7

(a)	Unallocated items includes amounts previously classified as Discontinued Businesses. Prior year comparatives have been adjusted accordingly.

Supplementary Unaudited U.S. Dollar Financial Information

Additional Information

	2005 US$m	2004 US$m
(a) Segment Capital Expenditure
Occupational Healthcare	3.8	3.9
Professional Healthcare	4.5	3.1
Consumer Healthcare	2.3	2.4

(b) Region Capital Expenditure
Asia Pacific	6.2	6.3
Americas	3.5	2.4
Europe	0.9	0.7

(c) Segment Depreciation
Occupational Healthcare	6.8	6.3
Professional Healthcare	8.3	8.1
Consumer Healthcare	3.2	3.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: October 3, 2005